Exhibit 99.2

Notice of Annual and Special
Meeting of Shareholders

Management Proxy Circular
March 19, 2015

TSX: AUQ / NYSE: AUQ

March 19, 2015

Dear Shareholder:

On behalf of the Board of Directors and Management of AuRico Gold Inc. (the “Company”), we would like to invite you to attend the annual and special meeting of Shareholders as per the following details:

Date:	Thursday, May 7, 2015
Time:	10:00 a.m. (Toronto time)
Location:	Toronto Region Board of Trade, 77 Adelaide Street West, Toronto, Ontario

During 2014, the Company executed on a number of strategic initiatives that have positioned AuRico for long-term success and shareholder value creation. The most notable accomplishment was the continued development and productivity ramp-up of the underground mine at the Company’s cornerstone Young-Davidson mine. The success of the ramp-up to date underpinned the transition to positive net free cash flow status at Young-Davidson in the fourth quarter of the year, a significant milestone for the Company. Highlights since the last meeting of Shareholders include the following:

We provided a positive return to Shareholders in 2014 compared to losses for major gold mining indices and the majority of our peer group;

We reported the eleventh consecutive quarter of production growth at Young-Davidson and full year production that was at the very high-end of guidance;

We achieved net free cash flow at Young-Davidson in the fourth quarter;

We identified a significant new gold-copper deposit at Kemess East;

We established a joint venture arrangement at the promising Lynn Lake Gold Camp;

We appointed Janice Stairs to the Board of Directors, which broadened our board’s competencies, increased board independence and addressed gender representation;

We reduced cash-based administrative costs during the year by 17%; and

We realized a premium share price valuation versus our peer group.

The enclosed management proxy circular contains information about voting instructions, the business of the meeting, the nominated directors, corporate governance practices, and how the Company compensates its executives and directors. At the meeting, we will also discuss highlights from 2014 and some of our plans for the future. Management and members of the Board of Directors will be available to meet you and answer any questions that you may have.

If you have any questions or need assistance completing your proxy or voting instruction form, please call Kingsdale Shareholder
Services at 1-888-518-1562 or call collect at (416) 867-2272 or email contactus@kingsdaleshareholder.com

Your participation in the affairs of the Company is important to us. Please take this opportunity to exercise your vote, either in person at the meeting or by completing and returning your proxy form no later than 10:00 a.m. (Toronto time) on May 5, 2015 or no later than 10:00 a.m. (Toronto time), two full business days before the time of an adjourned or postponed meeting. If you have any questions or need assistance completing your proxy or voting instruction form, please contact our proxy solicitation agent, Kingsdale Shareholder Services (“Kingsdale”), toll free in North America at 1-888-518-1562, or call collect from outside North America at 416-867-2272, or by email at contactus@kingsdaleshareholder.com.

We look forward to seeing you at the meeting.

Alan R. Edwards	Scott G. Perry
Chairman	President and Chief Executive Officer

PLEASE TAKE A MOMENT TO VOTE
YOUR PARTICIPATION IS IMPORTANT TO US

If you have any questions or need assistance completing your proxy or voting instruction form, please call Kingsdale Shareholder
Services at 1-888-518-1562 or call collect at (416) 867-2272 or email contactus@kingsdaleshareholder.com

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual and special meeting (the “Meeting”) of the holders of common shares (the “Common Shares” and the holders of the Common Shares, the (“Shareholders”)) of AuRico Gold Inc. (the “Company”) will be held at the Toronto Region Board of Trade, 77 Adelaide Street West, Toronto, Ontario on Thursday, May 7, 2015, at 10:00 a.m. (Toronto time), in order to:

i.	Receive and consider the consolidated financial statements of the Company for its financial year ended December 31, 2014, and the auditors’ report thereon;

ii.	Elect the Company’s directors who will serve until the next annual meeting of Shareholders;

iii.	Appoint KPMG LLP, Chartered Accountants, as auditors for the Company, and to authorize the directors of the Company to set the auditors’ remuneration;

iv.

Consider and, if deemed advisable, pass an ordinary resolution of Shareholders ratifying, confirming and approving amendments to the Company’s 2014 ESPP as more fully described in the accompanying management proxy circular (the “Circular”);

v.	Consider and, if deemed advisable, pass a non-binding, advisory resolution accepting the Company’s approach to executive compensation; and

vi.	Transact such other business as may properly be brought before the Meeting or any adjournment or postponement thereof.

The Circular forms part of this Notice and provides additional information relating to the matters to be dealt with at the Meeting.

You are entitled to vote at the Meeting, and any postponement or adjournment thereof, if you owned Common Shares of the Company at the close of business on March 19, 2015 (the record date). For information on how you may vote, please refer to Part 1 of this Circular.

Toronto, Ontario

March 19, 2015

By Order of the Board of Directors,

Alan R. Edwards
Chairman of the Board

If you have any questions or need assistance completing your proxy or voting instruction form, please call Kingsdale Shareholder
Services at 1-888-518-1562 or call collect at (416) 867-2272 or email contactus@kingsdaleshareholder.com

If you have any questions or need assistance completing your proxy or voting instruction form, please call Kingsdale Shareholder
Services at 1-888-518-1562 or call collect at (416) 867-2272 or email contactus@kingsdaleshareholder.com

MANAGEMENT PROXY CIRCULAR

This management proxy circular (the “Circular”) is provided in connection with the solicitation of proxies by the management (“Management”) of AuRico Gold Inc. (the “Company” or “AuRico”) for use at the annual and special meeting (the “Meeting”) of the holders of common shares of the Company (the “Common Shares” and the holders of the Common Shares, the “Shareholders”) to be held on Thursday, May 7, 2015 at the time and place, and for the purposes set forth in the accompanying Notice of Meeting and at any adjournment or postponement thereof. Unless otherwise noted, information in this Circular is given as at March 19, 2015.

Part 1: VOTING INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may also be solicited personally by telephone by regular employees of the Company for which no additional compensation will be paid. In addition, AuRico has retained Kingsdale Shareholder Services (“Kingsdale”) to assist in the solicitation of proxies by mail and telephone in the United States and Canada for estimated fees of $50,000 in addition to certain out-of-pocket expenses. The costs of preparing, assembling, and mailing this Circular (as required), the Notice of Meeting, the proxy form, the voting instruction form and any other materials relating to the Meeting and the cost of soliciting proxies will be paid by AuRico. The Company will reimburse third parties for costs incurred by them in mailing soliciting materials to the beneficial Shareholders of Common Shares. If you have any questions or need assistance completing your proxy or voting instruction form, please contact our proxy solicitation agent, Kingsdale, toll free in North America at 1-888-518-1562 or call collect from outside North America at 416-867-2272 or by email at contactus@kingsdaleshareholder.com

Who Can Vote?

Registered and Non-Registered Shareholders

You have the right to vote if you owned Common Shares of the Company on March 19, 2015, which is known as the record date. Each Common Share you own entitles you to one vote.

You are a registered Shareholder if the Common Shares are registered in your name. This means that your name appears in the Shareholders’ register maintained by our transfer agent, Computershare Investor Services Inc. You are a non-registered (or beneficial) Shareholder if your bank, trust company, securities broker or other financial institution or intermediary (your nominee) holds your Common Shares for you in a nominee account.

How Many Common Shares are Eligible to Vote?

On March 19, 2015, the Company had 253,488,335 Common Shares issued and outstanding.

To the knowledge of the Board of Directors and officers of the Company, the only person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of the outstanding Common Shares is:

If you have any questions or need assistance completing your proxy or voting instruction form, please call Kingsdale Shareholder
Services at 1-888-518-1562 or call collect at (416) 867-2272 or email contactus@kingsdaleshareholder.com

Name of Beneficial Owner	Number of Common Shares(1)	Proportion of Class(2)
Van Eck Global	46,572,361	18.37%

Notes:
(1)	Based upon public filings with securities regulatory authorities in Canada on the System for Electronic Document Analysis and Retrieval (SEDAR).
(2)	Calculated on the basis of 253,488,335 Common Shares outstanding as of March 19, 2015.

Quorum for the Meeting

Quorum is needed to transact business at the Meeting. The Company’s by-laws require two or more Shareholders present or represented by proxy representing in aggregate not less than 25% of the total number of issued and outstanding shares entitled to vote at the meeting.

How to Vote?

Completing the proxy form or voting instruction form

This package includes either a form of proxy (for registered Shareholders) or voting instruction form (for non-registered Shareholders) that includes the names of AuRico nominees who are proxyholders.

You can also appoint someone or an entity to be your proxyholder by printing his or her name in the space provided on the form, or by completing another proxy form. The person or an entity does not need to be a Shareholder. Your vote can only be counted if he, she or it attends the meeting and votes on your Common Shares according to your instructions. If you do not specify how you want to vote your Common Shares, your proxyholder can vote as he or she sees fit.

When you vote by proxy, the Common Shares represented by the proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for and if the Shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly.

Exercise of discretion

The proxy will confer discretionary authority on the nominee with respect to matters identified in the proxy form for which a choice is not specified and any other matter that may properly come before the Meeting or any postponement or adjournment thereof, whether or not the matter is routine or contested.

With respect to any matter specified in the proxy, if no voting instructions are provided, the nominees named in the accompanying form of proxy will vote Common Shares represented by the proxy FOR the approval of such matter.

As of the date of this Circular, Management is not aware of any amendment, variation or other matter that may come before the Meeting. If any amendment, variation or other matter properly comes before the Meeting, the nominee intends to vote in accordance with the nominee’s best judgment.

Returning your proxy form

To be effective, we must receive your completed proxy form or voting instruction no later than 10:00 a.m. (Toronto time) on May 5, 2015.

If you have any questions or need assistance completing your proxy or voting instruction form, please call Kingsdale Shareholder
Services at 1-888-518-1562 or call collect at (416) 867-2272 or email contactus@kingsdaleshareholder.com

If the Meeting is postponed or adjourned, we must receive your completed form by 10:00 a.m. (Toronto time), two full business days before the time of the adjourned or postponed meeting. Late proxies may be accepted or rejected by the Chairman of the Meeting at his discretion and he is under no obligation to accept or reject a late proxy. The Chairman of the Meeting may waive or extend the proxy cut-off without notice.

Registered Shareholders and Canadian Non-Objecting Beneficial Owners (Non-registered Shareholders)

Registered Shareholders and Canadian non-objecting beneficial owners can vote in one of the following ways:

Voting by proxy

Telephone

For registered Shareholders, call toll-free in North America at 1-866-732-8683 or direct at 1-312-588-4290 and follow the instructions. For Canadian non-objecting beneficial owners, call toll-free in North America 1-866-734-8683 or direct at 1-312-588-4291 and follow the instructions. You will need to enter your 15-digit control number, which appears below your name and address on the proxy form.

Internet

Go to www.investorvote.com and follow the instructions on screen. You will need to enter your 15-digit control number, which appears below your name and address on the proxy form.

Fax

Complete both sides of the proxy form, sign and date it and fax both sides to our transfer agent, Computershare, Attention: Proxy Department, at 1-416-263-9524 or 1-866-249-7775 (North America).

Mail

Complete, sign and date the form and return it in the envelope provided, or send it to: Computershare Investor Services Inc., Attention: Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, Canada.

By appointing someone to attend in person

This person does not need to be a Shareholder. Strike out the two names that are printed on the form and print the name of the person you are appointing as your proxyholder in the space provided. Then complete your voting instructions, sign and date the form. Make sure the person you are appointing is aware that he or she has been appointed and attends the meeting on your behalf. Your proxyholder should see a representative of Computershare when he or she arrives at the Meeting.

Attending the Meeting in person

If you are a registered shareholder, when you arrive at the Meeting, see a representative of Computershare to register your attendance. Voting in person will automatically cancel any completed proxy form you previously submitted.

If you have any questions or need assistance completing your proxy or voting instruction form, please call Kingsdale Shareholder
Services at 1-888-518-1562 or call collect at (416) 867-2272 or email contactus@kingsdaleshareholder.com

Canadian Objecting Beneficial Owners (Non-registered Shareholders)

Canadian objecting beneficial Shareholders can vote in one of the following ways:

Voting Instruction Form

If you received a voting instruction form from Broadridge or from your nominee, follow the instructions provided on the form. Complete the form and choose the method you prefer for submitting your voting instructions. If you return your form and do not specify how you want to vote your shares, the AuRico nominees named in the form will vote your shares “for” the matters.

Telephone Voting:

Shareholders who wish to vote by phone should call 1-800-474-7493 (or 1-800-474-7501 if you speak French). You will require a 16-digit Control Number located on the front of your voting instruction form to identify yourself on the system.

Internet Voting:

If you want to vote online, you may do so at www.proxyvote.com You will require a 16-digit Control Number located on the front of your voting instruction form to identify yourself on the system.

U.S. Non-Objecting Beneficial Owners and U.S. Objecting Beneficial Owners (Non-registered Shareholders)

U.S. non-objecting beneficial owners and U.S. objecting beneficial owners can vote in one of the following ways:

Voting Instruction Form

If you received a voting instruction form from Broadridge or from your nominee, follow the instructions provided on the form. Complete the form and choose the method you prefer for submitting your voting instructions. If you return your form and do not specify how you want to vote your shares, the AuRico nominees named in the form will vote your shares “for” the matters.

Telephone Voting:

Shareholders who wish to vote by phone should call 1-800-454-8683. You will require a 16-digit Control Number located on the front of your voting instruction form to identify yourself on the system.

Internet Voting:

If you want to vote online, you may do so at www.proxyvote.com.You will require a 16-digit Control Number located on the front of your voting instruction form to identify yourself on the system.

If you have any questions or need assistance completing your proxy or voting instruction form, please contact our proxy solicitation agent, Kingsdale, toll free in North America at 1-888-518-1562 or call collect from outside North America at 416-867-2272 or by email at contactus@kingsdaleshareholder.com.

Processing Your Vote

Registered and Canadian non-objecting beneficial owners (non-registered Shareholders) receive proxy materials directly from our transfer agent (Computershare).

If you have any questions or need assistance completing your proxy or voting instruction form, please call Kingsdale Shareholder
Services at 1-888-518-1562 or call collect at (416) 867-2272 or email contactus@kingsdaleshareholder.com

Canadian objecting beneficial owners (non-registered Shareholders), U.S. non-objecting beneficial owners and U.S. objecting beneficial owners (non-registered Shareholders), receive proxy materials directly from Broadridge or their nominee.

If you received the materials directly from our transfer agent, we assume responsibility for delivering these materials and executing your proper voting instructions. Personal information like your name, address and the number of shares you own has been obtained from your nominee according to the securities laws that apply. If you received the materials from your nominee, they assume responsibility for delivering the materials and executing your voting instructions.

Other than the non-binding, advisory resolution accepting the Company’s approach to executive compensation, all resolutions placed before the Meeting will be ordinary resolutions requiring the approval of a simple majority of the votes cast for each resolution.

Revoking Your Proxy

Registered Shareholders

You can revoke a vote you made by proxy in one of three ways:

1.

Complete a new proxy form that is dated later than the proxy form you want to revoke, and then mail it to Computershare, so that they receive it by 10:00 a.m. (Toronto time) on May 5, 2015 or no later than 10:00 a.m. (Toronto time), two full business days before the time of an adjourned or postponed meeting. This may be completed over the internet or by telephone;

2.

Send a notice in writing from you, or your attorney, to our Investor Relations department (shareholders@auricogold.com) by 10:00 a.m. (Toronto time) on May 5, 2015 or no later than 10:00 a.m. (Toronto time), two full business days before the time of an adjourned or postponed meeting; or

3.	Provide a notice in writing from you, or your attorney, to the Chairman of the Meeting at the Meeting or, if it is adjourned, when the meeting resumes.

Non-registered Shareholders

You can revoke your voting instructions by sending a note in writing to your nominee at least seven days before the meeting.

Follow this same process if you want to waive the right to receive meeting materials or to vote.

Notice and Access

The Company is sending out proxy-related materials to Registered Shareholders and Non-Registered Holders using the notice-and-access mechanism that came into effect on February 11, 2013 under Canadian securities laws. The Company anticipates that notice-and-access will directly benefit the Company through a reduction in both postage and material costs, and also promote environmental responsibility by decreasing the large volume of paper documents generated by printing proxy-related materials.

Shareholders will be provided with electronic access to the Notice of the Meeting and this Circular on Computershare’s hosted webpage at http://www.envisionreports/AURICOGOLD2015, on SEDAR at www.sedar.com, and on the Company’s website at www.auricogold.com/investor-information/reports-and-filings. The Company’s most recent Annual Information Form can also be found on SEDAR and on the Company’s website.

If you have any questions or need assistance completing your proxy or voting instruction form, please call Kingsdale Shareholder
Services at 1-888-518-1562 or call collect at (416) 867-2272 or email contactus@kingsdaleshareholder.com

In accordance with the rules set out in Canadian securities laws for the first meeting of Shareholders of a reporting issuer for which the notice-and-access mechanism is being utilized, the Company filed on SEDAR a notification of meeting and record date on February 20, 2015, being at least 25 days before the Record Date for the Meeting. Shareholders will receive paper copies of a notice package (the “Notice Package”) via prepaid mail containing a notice with information prescribed by Canadian securities laws, a letter to Shareholders and a form of proxy (if you are a Registered Shareholder) or a voting instruction form (if you are a Non-Registered Holder), in each case with a supplemental mail list return box for Shareholders to request that they be included in the Company’s supplementary mailing list for receipt of the Company’s annual and interim financial statements. Shareholders may obtain paper copies of the Notice of Meeting and this Circular free of charge, or more information about notice-and-access, by contacting the Company’s transfer agent, Computershare Investor Services Inc. at 100 University Avenue, 8th Floor, Toronto, Ontario, Canada M5J 2Y1 or toll-free at 1-800-564-6253. In order to receive paper copies of these materials in time to vote before the Meeting, your request should be received by April 28, 2015.

Electronic Delivery of Material

You have the option to receive certain disclosure documentation from AuRico electronically, by email notification inviting you to access documentation online at www.sedar.com or in the “Investor Information” section of AuRico’s website at www.auricogold.com. Delivery in electronic format, rather than paper, reduces costs to the Company and benefits the environment.

Registered Shareholders can consent to electronic delivery by completing and returning the consent form accompanying this Circular to Computershare Investor Services Inc. Non-registered holders can consent to electronic delivery by completing and returning the appropriate form received from their intermediary. If you do not consent to receive documentation through email notification, you will continue to receive documentation by mail.

If you wish to receive (or continue to receive) quarterly financial statements and Management’s Discussion and Analysis (“MD&A”) by mail during 2015, you must check the appropriate box on the form of proxy (if you are a registered shareholder) or Supplemental Mailing List Card (if you are a non-registered shareholder). If you do not make this request, quarterly reports will not be sent to you. Financial results are announced by media release, and the financial statements and MD&A are available on the Company’s website at www.auricogold.com.

If you have any questions or need assistance completing your proxy or voting instruction form, please call Kingsdale Shareholder
Services at 1-888-518-1562 or call collect at (416) 867-2272 or email contactus@kingsdaleshareholder.com

PART 2: BUSINESS OF THE MEETING

The Meeting will be held in order to:

i.	Receive and consider the consolidated financial statements of the Company for its financial year ended December 31, 2014, and the auditors’ report thereon;

ii.	Elect the Company’s directors who will serve until the next annual meeting of Shareholders;

iii.	Appoint KPMG LLP, Chartered Accountants, as auditors for the Company, and to authorize the directors of the Company to set the auditors’ remuneration;

iv.

Consider and, if deemed advisable, pass an ordinary resolution of Shareholders ratifying, confirming and approving amendments to the Company’s 2014 ESPP as more fully described in the accompanying management proxy circular (the “Circular”);

v.	Consider, and if deemed advisable, pass a non-binding, advisory resolution accepting the Company’s approach to executive compensation; and

vi.	Transact such other business as may properly be brought before the Meeting or any adjournment or postponement thereof.

1.    Receiving the Consolidated Financial Statements

Our audited consolidated financial statements for the year ended December 31, 2014 and the report of the auditors thereon will be placed before the Meeting. These audited consolidated financial statements form part of our 2014 Annual Report. Copies of the 2014 Annual Report may be obtained from the Investor Relations department (shareholders@auricogold.com) upon request and will be available at the Meeting. The Company’s consolidated financial statements for the year ended December 31, 2014 are also available on AuRico’s website at www.auricogold.com, on the System for Electronic Document Analysis and Retrieval (“SEDAR”) website at www.sedar.com and on the U.S. Securities and Exchange Commission’s (“SEC”) website at www.sec.gov.

2.    Election of Directors

The Company’s Policy on Majority Voting

AuRico has adopted a majority voting policy as part of its corporate governance guidelines pursuant to which any nominee proposed for election as a director in an uncontested meeting who receives, from the shares voted at the meeting in person or by proxy, a greater number of votes withheld than votes in favour of his or her election, must immediately tender his or her resignation to the Board of Directors of the Company (the “Board” or the “Board of Directors”), to take effect upon acceptance by the Board. The Board shall refer the matter to the Nominating & Corporate Governance Committee for consideration. A director who tenders a resignation pursuant to this policy will not participate in any meeting of the Board or any sub-committee deliberations on the matter. The Board shall accept the resignation unless the Nominating & Corporate Governance Committee determines that there are exceptional circumstances. In any case, the Board shall determine whether or not to accept the resignation within 90 days after the date of the relevant Shareholders’ meeting, and AuRico will promptly issue a news release with the Board’s decision. If the Board determines not to accept a resignation, the news release must fully state the reasons for that decision.

Nominees for the Board of Directors

Ms. Janice Stairs was appointed to the Board of Directors on September 17, 2014 following the resignation of Mr. Luis Chavez from the Board of Directors on that same day.

If you have any questions or need assistance completing your proxy or voting instruction form, please call Kingsdale Shareholder
Services at 1-888-518-1562 or call collect at (416) 867-2272 or email contactus@kingsdaleshareholder.com

The Articles of the Company provide for a minimum of three and a maximum of nine directors. On February 19, 2015, the Board resolved to set the number of directors to be elected at the Meeting at eight. It is proposed that the eight individuals listed below be nominated for election as directors of AuRico to hold office until the next annual meeting or until their successors are elected or appointed. All of the proposed nominees are currently directors of AuRico and have been directors since the dates indicated below. Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote FOR the election of the following proposed nominees:

Alan R. Edwards	Patrick D. Downey	Joseph G. Spiteri
Richard M. Colterjohn	Scott G. Perry	Janice A. Stairs
Mark J. Daniel	Ronald E. Smith

If any proposed nominee is unable to serve as a director or withdraws his or her name, the individuals named in your form of proxy or voting instruction form reserve the right to nominate and vote for another individual in their discretion.

We expect all of our directors to demonstrate leadership and integrity and to conduct themselves in a manner that reinforces our core values and culture of transparency. Above all, we expect that all directors will exercise their good judgment in a manner that keeps the interests of Shareholders at the forefront of decisions and deliberations. Each candidate must have a demonstrated record in several of the skills and experience requirements contained in a corporate skills matrix (described below) and deemed important for a balanced and effective Board.

Seven of the eight nominated directors are independent, as determined by the Board, which means they are independent of Management and free from conflict of interest. A nominated director is not independent if he or she has a direct or indirect relationship that the Board believes could reasonably be expected to interfere with his or her ability to exercise independent judgment. Mr. Perry, the Company’s President and CEO is not independent.

Director Profiles

Alan R. Edwards, 57 Tucson, Arizona, United States Director since May 13, 2010 Chairman since July 1, 2013 Independent

Mr. Alan Edwards has over 30 years of international mining experience. Mr. Edwards was formerly the CEO of Oracle Mining Corporation and was President and Chief Executive Officer and Director of Copper One Inc. Prior to that, he held positions as Chief Executive Officer and Director of Frontera Copper Corporation, and Executive Vice President and Chief Operating Officer of Apex Silver Mines Corporation. Mr. Edwards holds a Bachelor of Science degree in Mining Engineering and an MBA.

Areas of Expertise Strategy and Leadership, Operations and Exploration, Metals and Mining, Public Policy, Human Resources, Accounting and International Business

Securities Held	Member	Meeting Attendance in 2014
Shares: 70,885	Board	6 of 6
Options: 125,000	Technical & Sustainability	4 of 4
DSUs: 45,861	Committee
RSUs: 27,048
	Other Directorships	Duration
	Scorpio Mining Corporation	December 23, 2014 – Present
Previous Years’ Vote Results (For)	AQM Copper Inc. (Chairman)	October 5, 2011 – Present
2014: 96.8%	Entrée Gold Inc.	March 10, 2011 – Present
2013: 88.1%
2012: 88.2%

If you have any questions or need assistance completing your proxy or voting instruction form, please call Kingsdale Shareholder
Services at 1-888-518-1562 or call collect at (416) 867-2272 or email contactus@kingsdaleshareholder.com

Richard M. Colterjohn, 57 Toronto, Ontario, Canada Director since April 12, 2010 Independent

Mr. Richard Colterjohn is an independent director with more than 20 years of experience in the mining sector, as an investment banker, director, and operator. Mr. Colterjohn is currently a Managing Partner of Glencoban Capital Management Inc. (private investment fund). He was founder and CEO of Centenario Copper Corporation and previously served as a Managing Director of UBS Warburg and UBS Bunting Warburg. Mr. Colterjohn holds a Bachelor of Commerce degree and an MBA.

Areas of Expertise
Strategy and Leadership, Metals and Mining, Finance, Public Policy, Accounting, International Business and Legal

Securities Held	Member	Meeting Attendance in 2014
Shares: 156,942	Board	6 of 6
Options: 125,000	Audit Committee	5 of 5
DSUs: 35,470	Nominating & Corporate	2 of 2
RSUs: 26,551	Governance Committee (Chair)

Previous Years’ Vote Results (For)	Other Directorships	Duration
2014: 98.7%	Roxgold Inc.	September 2012 – Present
2013: 97.5%	MAG Silver Corp.	October 2007 – Present
2012: 83.2%

Mark J. Daniel, 68 Toronto, Ontario, Canada Director since October 26, 2011 Independent

Mr. Mark Daniel is an independent director with more than 35 years of international experience. Most recently, Mr. Daniel was Vice President, Human Resources for Vale Canada (formerly Inco Limited). Prior to that, he worked with the Bank of Canada and a number of other federal agencies before joining the Conference Board of Canada. During Mr. Daniel’s 15 year career with the Conference Board, he benchmarked leadership and management practices in some of the most successful companies in North America, Europe and Japan. Mr. Daniel holds a PhD in Economics.

Areas of Expertise
Strategy and Leadership, Human Resources and International Business

Securities Held	Member	Meeting Attendance in 2014
Shares: 16,945	Board	6 of 6
Options: 162,050	Human Resources Committee	6 of 6
DSUs: 15,865	(Chair)
RSUs: 26,551	Nominating & Corporate	2 of 2
Governance Committee

Previous Years’ Vote Results (For)	Other Directorships	Duration
2014: 80.6%	None	N/A
2013: 90.3%
2012: 98.2%

If you have any questions or need assistance completing your proxy or voting instruction form, please call Kingsdale Shareholder
Services at 1-888-518-1562 or call collect at (416) 867-2272 or email contactus@kingsdaleshareholder.com

Patrick D. Downey, 71 Port Perry, Ontario, Canada Director since October 26, 2011 Independent

Mr. Patrick Downey, CPA, CA, ICD.D, is a corporate director who has been involved in the copper and gold mining industry throughout most of his 35 year career. Mr. Downey was an executive and director for several public resource companies and the Chief Financial Officer of Northgate Minerals Corporation for four years, retiring as President and CEO in 1994. He is certified by the Institute of Corporate Directors and a member of the Ontario Chapter of the Canadian Institute of Chartered Accountants. Mr. Downey holds an Honours Bachelor of Commerce degree from Laurentian University.

Areas of Expertise
Strategy and Leadership, Operations and Exploration, Metals and Mining, Finance, Accounting and International Business

Securities Held	Member	Meeting Attendance in 2014
Shares: 18,961	Board	6 of 6
Options: 180,300	Audit Committee	5 of 5
DSUs: 15,865	Human Resources Committee	6 of 6
RSUs: 26,551

Previous Years’ Vote Results (For)	Other Directorships	Duration
2014: 99.6%	Minco Plc	September 2011 – Present
2013: 97.4%
2012: 96.1%

Scott G. Perry, 38 Toronto, Ontario, Canada Director since September 3, 2012 Not Independent

Mr. Scott Perry is the President and Chief Executive Officer and a Director of AuRico. Mr. Perry has held increasingly senior financial positions in the mining industry over the past 15 years. Most recently, he served as the Company’s Executive Vice President and Chief Financial Officer for over four years. Prior to joining the Company, Mr. Perry was the Chief Financial Officer (seconded from Barrick Gold) for Highland Gold Mining, where he managed the company’s financial reporting and compliance commitments, as well as the execution of its short and long-term financial and operational strategies. He also led Highland Gold’s business and corporate development initiatives. Before being seconded to Highland Gold, he held increasingly senior financial roles with Barrick in Australia, the United States, and in Russia, Central Asia where he was instrumental in establishing Barrick’s presence in Russia and assembling a strong financial team. Mr. Perry holds a Bachelor of Commerce degree from Curtin University, a post-graduate diploma in applied finance and investment, as well as a CPA designation.

Areas of Expertise
Strategy and Leadership, Operations and Exploration, Metals and Mining, Finance, Public Policy, Human Resources, Accounting and International Business

Securities Held	Member	Meeting Attendance in 2014
Shares: 159,035	Board	6 of 6
Options: 2,158,914	Technical & Sustainability Committee	4 of 4
DSUs: 54,543
RSUs: 40,734
PSUs: 260,742

Previous Years’ Vote Results (For)	Other Directorships	Duration
2014: 99.8%	None	Not Applicable
2013: 97.6%
2012: N/A

If you have any questions or need assistance completing your proxy or voting instruction form, please call Kingsdale Shareholder
Services at 1-888-518-1562 or call collect at (416) 867-2272 or email contactus@kingsdaleshareholder.com

Ronald E. Smith, 64 Yarmouth, Nova Scotia, Canada Director since May 15, 2009 Independent

Mr. Ronald Smith, BBA, FCA, ICD.D, is an independent director with over 40 years of experience in the financial, telecommunications and energy sectors. Most recently, Mr. Smith was Senior Vice President and Chief Financial Officer of Emera Incorporated. Prior to that, he was Chief Financial Officer with Maritime Tel and Tel Limited. He served as a member of the Canada Pension Plan Investment Board from 2002 to 2012. Mr. Smith was formerly a Partner of Ernst & Young and holds an FCA designation.

Areas of Expertise
Strategy and Leadership, Finance, Public Policy, Human Resources and Accounting

Securities Held	Member	Meeting Attendance in 2014
Shares: 14,903	Board	6 of 6
Options: 125,000	Audit Committee (Chair)	5 of 5
DSUs: 33,488	Human Resources Committee	6 of 6
RSUs: 26,551

Previous Years’ Vote Results (For)	Other Directorships	Duration
2014: 80.8%	Pro Real Estate Investment Trust	March 2013 – Present
2013: 90.5%
2012: 82.1%

Joseph G. Spiteri, 61 Acton, Ontario, Canada Director since May 25, 2012 Independent

Mr. Joseph Spiteri is an independent director with over 35 years of international mining experience. Mr. Spiteri is an independent mining consultant focused on advanced-stage exploration, feasibility, construction, operations management and acquisitions. Prior to that, he held senior management or executive positions with Placer Dome Incorporated, Northgate Explorations Limited, Lac Minerals Limited, and Campbell Resources Incorporated. Mr. Spiteri holds a Bachelor of Science degree from the University of Toronto. He is a member of The Canadian Institute of Mining and The Association of Professional Geoscientists of Ontario.

Areas of Expertise
Strategy and Leadership, Operations and Exploration, Metals and Mining, Public Policy and International Business

Securities Held	Member	Meeting Attendance in 2014
Shares: 17,284	Board	6 of 6
Options: 100,000	Technical & Sustainability Committee	4 of 4
DSUs: 14,820	(Chair)
	Nominating & Corporate Governance	2 of 2
RSUs: 26,551	Committee[1]

Previous Years’ Vote Results (For)	Other Directorships	Duration
2014: 99.7%	Marathon Gold Corporation	April 2010 – Present
2013: 97.5%	Roxgold Inc.	September 2012 – Present
2012: 99.4%

_____________________________
1 Mr. Joseph Spiteri resigned from the Nominating & Corporate Governance Committee effective February 19, 2015

If you have any questions or need assistance completing your proxy or voting instruction form, please call Kingsdale Shareholder
Services at 1-888-518-1562 or call collect at (416) 867-2272 or email contactus@kingsdaleshareholder.com

Janice A. Stairs, 55 Halifax, Nova Scotia, Canada Director since September 17, 2014 Independent

Ms. Janice Stairs has over 25 years of experience in senior management and senior advisory roles with public and private companies involved in the natural resource and other sectors. Ms. Stairs is also a director of NovaCopper Inc. where she serves as a member of the Corporate Governance and Compensation Committees and is a director and Chair of Nova Scotia Business Inc. where she serves on the Investment Committee. Previously, Ms. Stairs served as General Counsel to Endeavour Mining Corporation, was Vice President and Corporate Counsel for Etruscan Resources Inc. and prior to 2004 was a partner with the law firm of McInnes Cooper where she continues to act as counsel to the firm. Ms. Stairs practiced law in private practice for 19 years specializing in corporate finance, securities and resource-related issues for private and public companies. Ms. Stairs graduated from Dalhousie Law School and holds a Masters of Business Administration degree from Queen's University.

Areas of Expertise
Strategy and Leadership, Metals and Mining, Finance, Public Policy, International Business, and Legal

Securities Held	Member	Meeting Attendance in 2014
Shares: 843	Board	2 of 2[2]
DSUs: 7,169
RSUs: 16,726	Other Directorships	Duration
	NovaCopper Inc.	April 2012 - Present
Previous Years’ Vote Results (For)
2014: N/A
2013: N/A
2012: N/A

Cease Trade Orders or Bankruptcies

No proposed director of the Company is, as at the date of this Circular, or has been, within ten years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that, (i) was the subject of a cease trade order, an order similar to a cease trade order or an order that denied the Company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days; or (ii) was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Except as described below, no proposed director of the Company is, as at the date of this Circular, or has been, within ten years before the date of this Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

In February 2015, Lachlan Star Limited entered into voluntary administration. Mr. Scott Perry was a former Director of that company, having ceased to be a Director in October 2014.

No proposed director of the Company has, within ten years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

_____________________________
2 Ms. Janice A. Stairs joined the Board of Directors effective September 17, 2014 following the resignation of Mr. Luis M. Chavez from the Board of Directors and was appointed to the Nominating & Corporate Governance Committee effective February 19, 2015.

If you have any questions or need assistance completing your proxy or voting instruction form, please call Kingsdale Shareholder
Services at 1-888-518-1562 or call collect at (416) 867-2272 or email contactus@kingsdaleshareholder.com

2014 Board and Committee Meetings and Attendance Levels

Regular Board and Committee meetings are set one to two years in advance, and special meetings are scheduled as required. Directors are expected to attend all Board and Committee meetings. Directors are encouraged to attend meetings in person, but they may also participate by teleconference. The Chairman monitors attendance levels and has a duty to address attendance concerns should they arise.

Individual meeting attendance of each nominee proposed for election as director is reported above. Below is a summary of attendance by all directors at Board and Committee meetings held during 2014.

Board/Committee	Number of Meetings	Attendance at all Meetings
Board	6	100%
Audit Committee	5	100%
Technical & Sustainability Committee	4	100%
Human Resources Committee	6	100%
Nominating & Corporate Governance Committee	2	100%
Total number of meetings held	23	100%

3.    Appointment of Auditors

The Board proposes that the firm of KPMG LLP, Chartered Accountants, of Toronto, Ontario, be appointed as auditors of AuRico to hold office until the next annual meeting of Shareholders and that the Board be authorized to set the auditors’ remuneration.

As part of the Company’s corporate governance practices, the Audit Committee has adopted a policy whereby the Committee must pre-approve any audit, audit-related and non-audit services provided by AuRico’s auditors. The objective of this policy is to specify the scope of services permitted to be performed by the Company’s auditors and to ensure that the independence of the Company’s auditors is not compromised by engaging them for other services. All services provided by the Company’s auditors are pre-approved by the Audit Committee as they arise or through an annual pre-approval of amounts for specific types of services. All services performed by AuRico’s auditors comply with the Policy on Pre-Approval of Audit, Audit-Related and Non-Audit Services, and professional standards and securities regulations governing auditor independence.

Aggregate fees paid to AuRico’s auditors relating to the fiscal years ended December 31, 2014 and 2013 were as follows:

Fees in Canadian dollars	2014(4)	2013(4)
Audit fees(1)	$584,950	$630,250
Audit-related fees(2)	$135,000	$42,500
Tax fees(3)	$121,000	$132,450
All other fees	$Nil	$Nil
Total	$840,950	$805,200

Notes:
(1)	The aggregate fees billed for audit services, including fees relating to the review of quarterly financial statements, statutory audits of the Company’s subsidiaries.
(2)

The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not disclosed in the “Audit Fees” row.

(3)	The aggregate fees billed for tax compliance, tax advice and tax planning services.
(4)

For the years ended December 31, 2013 and December 31, 2014, none of the Company’s audit-related fees, tax fees or all other fees described in the table above made use of the de minimis exception to pre-approval provisions contained in Rule 2-01(c)(7)(i)(C) of SEC Regulation S-X or Section 2.4 of NI 52-110.

Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote FOR the appointment of KPMG LLP, Chartered Accountants as auditor of AuRico until the close of the next annual general meeting of Shareholders and to authorize the directors to fix their remuneration.

If you have any questions or need assistance completing your proxy or voting instruction form, please call Kingsdale Shareholder
Services at 1-888-518-1562 or call collect at (416) 867-2272 or email contactus@kingsdaleshareholder.com

4.    Approval of Amendments to the 2014 ESPP

To encourage employee ownership in Common Shares of the Company as further described below, the Company has an Amended and Restated Employee Share Purchase Plan that was approved by Shareholders at the annual and special meeting held on May 9, 2014 (the “2014 ESPP”). In 2014, the ESPP plan was promoted to the hourly employees at the Young-Davidson mine site in conjunction with the increased head count due to ramp up of operations, leading to increased participation with, and contributions to, the 2014 ESPP. Therefore, this increased level of employee ownership through the 2014 ESPP has necessitated more frequent replenishment of Common Shares held for issuance under the plan.

Under the 2014 ESPP, 1,250,000 Common Shares were reserved for issuance, which in percentage terms equals approximately 0.5% of the Company’s issued and outstanding Common Shares as of March 19, 2015. As of such date, 600,357 Common Shares remain available for issuance under the 2014 ESPP.

To ensure the required number of Common Shares are available under the plan on a continuous basis, the Company proposes to amend the 2014 ESPP to convert it from a plan with a fixed maximum number of Common Shares issuable thereunder, to a plan with a rolling maximum percentage of issued and outstanding Common Shares.

As described below, the aggregate number of Common Shares to be reserved and set aside for issue from treasury under the proposed amendments to the 2014 ESPP shall be 0.2% of the issued and outstanding Common Shares of the Company from time to time on a non-diluted basis. The provision in the 2014 ESPP that the aggregate number of shares issued pursuant to the 2014 ESPP, together with all other established security-based compensation arrangements of the Company, shall not exceed 6.5% of the issued and outstanding Common Shares at the time the shares are issued (from treasury) (on a non-diluted basis), will continue to apply without amendment.

If the proposed amendments to the 2014 ESPP are approved by Shareholders, any increase in the issued and outstanding Common Shares of the Company will result in an increase in the available number of Common Shares issuable under the 2014 ESPP, and any Common Shares issued under the 2014 ESPP will make additional Common Shares available for issue under the 2014 ESPP.

In accordance with Toronto Stock Exchange (“TSX”) rules in respect of security based compensation arrangements that do not contain a fixed maximum aggregate of securities issuable, if the amendments described below are approved by Shareholders, the unallocated Common Shares issuable under the 2014 ESPP shall be re-approved by Shareholders every three years after such amendments are approved.

The Company believes that the proposed amendments to the 2014 ESPP will help contribute to the Company’s ability to attract and retain the highest calibre of qualified employees available.

The following is a summary of proposed amendments to the 2014 ESPP (collectively, the “Amendments”). Except for changes reflected by the Amendments, the 2014 ESPP will remain unchanged.

•

Shares Reserved For Issuance and Subject to the ESPP: The 2014 ESPP is proposed to be converted from a plan with a fixed maximum number of Common Shares issuable thereunder, to a plan with a rolling maximum percentage of Common Shares issuable thereunder equal to 0.2% of the issued and outstanding Common Shares of the Company from time to time on a non-diluted basis.

If you have any questions or need assistance completing your proxy or voting instruction form, please call Kingsdale Shareholder
Services at 1-888-518-1562 or call collect at (416) 867-2272 or email contactus@kingsdaleshareholder.com

•

Conforming Changes: Other than as described above, no additional material amendments to the 2014 ESPP are proposed. Certain minor conforming changes in the wording of the 2014 ESPP are necessary to address the conversion from a fixed number plan to a rolling percentage plan, such as any reference in the plan itself to a fixed number plan will be changed to a fixed percentage plan. In addition, provisions in the 2014 ESPP on the effective date of the plan will be updated to refer to the date of the Amendments.

Summarized below are the key terms of the 2014 ESPP, including the Amendments, the full text of which can be requested from the Investor Relations department (shareholders@auricogold.com) of the Company.

Eligibility	Officers, directors, employees and consultants of the Company and its subsidiaries.
Description

The purpose of the 2014 ESPP is to advance the long-term interests of the Company by providing officers, directors, employees and consultants of the Company and its subsidiaries with the opportunity and incentive to acquire an ownership interest in the Company, promoting a greater alignment of interests between such persons and Shareholders. Participants in the 2014 ESPP are entitled to contribute up to 10% of their annual base salary to the 2014 ESPP. The Company will contribute an amount equal to 75% of a participant’s contribution and the combined contributions will then be used to purchase Common Shares on a quarterly basis.

Types of Awards	Common Shares.
Number of Securities Issued and Issuable

If the Amendments are approved by Shareholders, the aggregate number of Common Shares to be reserved and set aside for issue from treasury under the 2014 ESPP shall be 0.2% of the issued and outstanding Common Shares of the Company from time to time on a non-diluted basis, provided that the aggregate number of shares issued pursuant to the 2014 ESPP, together with all other established security-based compensation arrangements of the Company, shall not exceed 6.5% of the issued and outstanding Common Shares at the time the shares are issued (from treasury) (on a non-diluted basis). As at March 19, 2015, a total of 1,561,520 Common Shares have been issued under the 2014 ESPP and its predecessor ESPP.

Based on the total issued and outstanding Common Shares of the Company as at March 19, 2015 being 253,488,335, an aggregate 0.2% maximum of the Company’s issued and outstanding Common Shares under the 2014 ESPP would be equal to 506,977 Common Shares available to be reserved for issuance. If the Amendments are approved by Shareholders, Common Shares issuable under the 2014 ESPP will be based on a rolling maximum percentage (instead of a fixed number) of issued and outstanding Common Shares from time to time. Accordingly, any increase in the issued and outstanding Common Shares of the Company will result in an increase in the available number of Common Shares issuable under the 2014 ESPP, and any Common Shares issued under the 2014 ESPP will also make additional Common Shares available for issue under the 2014 ESPP.

Plan Limits	When combined with all of the Company’s other established security-based compensation arrangements, the 2014 ESPP shall not result in:
• a number of Common Shares issued to insiders within a one-year period exceeding 10% of the issued and outstanding Common Shares;
• a number of Common Shares issuable to insiders at any time exceeding 10% of the issued and outstanding Common Shares; or
•

a number of Common Shares (i) issuable to all non-executive directors of the Company exceeding 1% of the issued and outstanding Common Shares at such time, and (ii) issuable to any one non-executive director within a one-year period exceeding an award value of $150,000 per such non-executive director.

If you have any questions or need assistance completing your proxy or voting instruction form, please call Kingsdale Shareholder
Services at 1-888-518-1562 or call collect at (416) 867-2272 or email contactus@kingsdaleshareholder.com

Method for Determining the Purchase Price for Securities

In the case of shares issued from the Company’s treasury, the purchase price will be a price per Common Share equal to 100% of the volume-weighted average trading price of the Common Shares for the 5 trading days immediately preceding the end of the reporting quarter (the “Market Price”) in respect of which the shares are issued, as reported by the TSX.

For all other Common Shares purchased in the market, the purchase price will be 100% of the average purchase price of the Common Shares purchased by the Company on behalf of the participants through the TSX or the NYSE, as applicable.

Circumstances Involving Cessation of Entitlement to Participate	Reasons for Termination	Treatment of ESPP shares
Death

The participant’s personal representative will have 30 days to elect to withdraw or sell all of the ESPP shares credited to the participant’s account. If such election is not made, the Participant's Personal Representative (or such other designated person) will automatically be deemed to have elected to withdraw the balance of Plan Shares as of the date of death.

Disability

The participant will have 30 days to elect to withdraw or sell all of the ESPP shares credited to the participant’s account. If such election is not made, the participant’s ESPP shares will be withdrawn.

Retirement

The participant will have 30 days to elect to withdraw or sell all of the ESPP shares credited to the participant’s account. If such election is not made, the participant’s ESPP shares will be withdrawn.

Resignation

The participant will have 30 days to elect to withdraw or sell all of the ESPP shares credited to the participant’s account. If such election is not made, the participant’s ESPP shares will be withdrawn.

Termination without Cause / Wrongful Dismissal

The participant will have 30 days to elect to withdraw or sell all of the ESPP shares credited to the participant’s account. If such election is not made, the participant’s ESPP shares will be withdrawn.

Termination with Cause

The participant will have 30 days to elect to withdraw or sell all of the ESPP shares credited to the participant’s account. If such election is not made, the participant’s ESPP shares will be withdrawn.

Assignability

No Common Shares credited to a participant’s account, nor any rights to receive Common Shares under the 2014 ESPP, may be assigned, transferred, charged, pledged or otherwise alienated, in any way by the participant other than by will or the laws of descent and distribution.

If you have any questions or need assistance completing your proxy or voting instruction form, please call Kingsdale Shareholder
Services at 1-888-518-1562 or call collect at (416) 867-2272 or email contactus@kingsdaleshareholder.com

Amending Procedures

Subject to the requirements for Shareholder approval in certain circumstances (as set out below), the Board may amend the 2014 ESPP at any time, provided, however, that no such amendment may materially and adversely affect any ESPP shares previously awarded to a participant without the consent of the participant, except to the extent required by applicable law (including TSX requirements). Without limiting the generality of the foregoing, the Board may make certain amendments to the 2014 ESPP without obtaining the approval of Shareholders including, but not limited to:

	•	Ensuring compliance with applicable laws, regulations or policies, including, but not limited to the rules and policies of any stock exchange on which the Common Shares are listed for trading;
	•	Providing additional protection to Shareholders;
•

Removing conflicts or other inconsistencies which may exist between any terms of the 2014 ESPP and any provisions of any applicable laws, regulations or policies, including, but not limited to the rules and policies of any stock exchange on which the Common Shares are listed for trading;

	•	Curing or correcting any typographical error, ambiguity, defective or inconsistent provision, clerical omission, mistake or manifest error;
	•	Facilitating the administration of the 2014 ESPP;
•

Amending the definitions of the terms used in the 2014 ESPP, the dates on which participants may become eligible to participate in the 2014 ESPP, the minimum and maximum permitted payroll deduction rate, the amount of participants’ contributions and the procedures for making, changing, processing, holding and using such contributions, vesting, the rights of holders of ESPP shares, the rights to sell or withdraw ESPP shares and cash credited to a participant’s account and the procedures for doing the same, the interest payable on cash credited to a participant’s account, the transferability of ESPP shares, contributions or rights under the 2014 ESPP, the adjustments to be made in the event of certain transactions, 2014 ESPP expenses, restrictions on corporate action, or use of funds; or

	•	Making any other change that is not expected to materially adversely effect the interests of the Shareholders.

Notwithstanding the foregoing, Shareholder approval shall be required for the following amendments:
	•	Extending the date on which the shares will be forfeited or terminated in accordance with their terms;
	•	Increasing the fixed maximum percentage or number of Common Shares reserved for issuance under the 2014 ESPP;
	•	Revising the definition of “market price” or the method for determining the “purchase price” of shares that would result in a decrease in the purchase price of shares for the benefit of insiders;
	•	Revising insider participation limits or the non-executive director limits;
	•	Revising the restriction on assignment provision to permit awards to be transferable or assignable other than for estate settlement purposes;
	•	Revising the definition of “eligible person” that may permit the introduction or reintroduction of non-executive directors on a discretionary basis;
	•	Revising the definition of “employer’s contribution” that would result in a change to the employer matching contribution amount; and
	•	Revising the amending provisions.
Financial Assistance	For each participant, the Company will credit an amount equal to 75% of the participant’s contribution every quarter (i.e. the employer’s matching contribution).
Term	Not applicable.
Vesting	Common Shares purchased under the 2014 ESPP vest immediately with the participant for whom they were purchased at the time of purchase.
Credit to ESPP Account	Rights to receive the payments in cash or Common Shares, based on dividends declared on ESPP shares, shall be credited to a participant’s ESPP account in the following forms:
•

Any cash dividends credited to a participant’s ESPP account will be deemed to have been invested in additional Common Shares. The number of Common Shares shall be determined by dividing (i) the value of the dividend on the record date by (ii) the Market Price of the Common Shares on the record date, and such additional shares shall be subject to the same terms and conditions as are applicable in respect of the ESPP shares; and

	•	If any dividends are paid in shares or other securities, such shares or other securities will be subject to the same vesting and other restrictions applicable in respect of the ESPP shares.

If you have any questions or need assistance completing your proxy or voting instruction form, please call Kingsdale Shareholder
Services at 1-888-518-1562 or call collect at (416) 867-2272 or email contactus@kingsdaleshareholder.com

Administrator	The 2014 ESPP is administered by the Board of Directors.

If approved by Shareholders at the Meeting, the Amendments will be reflected in the 2014 ESPP. If the Amendments to the 2014 ESPP are not approved by Shareholders, the Board will continue to make awards under the 2014 ESPP as it was approved by Shareholders on May 9, 2014.

The Board approved the Amendments to the 2014 ESPP on March 24, 2015.

The full text of the ordinary resolution confirming, ratifying and approving the Amendments to the 2014 ESPP is as follows:

BE IT RESOLVED THAT:

1.	The Amendments to the 2014 ESPP, as described in the Circular, be and are hereby ratified, confirmed and approved;

2.	The unallocated Common Shares issuable under the 2014 ESPP shall be re-approved by Shareholders of the Company on or before May 7, 2018;

3.

The form of the 2014 ESPP may be amended in order to satisfy the requirements or requests of any regulatory authority or stock exchange without requiring further approval of the Shareholders of the Company; and

4.

Any one of the officers of the Company be and is hereby authorized, on behalf of the Company, to perform all such acts, to execute and deliver all such documents and agreements as such officer may determine necessary or desirable to give effect to the foregoing resolution, such determination to be conclusively evidenced by the performing of such actions or the execution and delivery of such documents and agreements.

The Board has determined that the adoption of the Amendments to the 2014 ESPP is in the best interest of the Company and unanimously recommends that Shareholders vote to ratify, confirm and approve the Amendments to the 2014 ESPP.

Unless instructed otherwise, the persons named in the accompanying proxy intend to vote FOR the ratification, confirmation and approval of the Amendments to the 2014 ESPP.

5.    Advisory Vote on Approach to Executive Compensation

At the Company’s 2013 annual and special meeting, the Board introduced a non-binding advisory vote relating to executive compensation to solicit feedback from Shareholders on our approach to executive compensation. The non-binding advisory vote relating to executive compensation received 68.5% support at the 2014 annual and special meeting.

The underlying principle for the executive compensation program is “pay-for-performance”. Over the course of 2014, specifically following the results of the advisory vote relating to executive compensation in 2014, the Human Resources Committee spent considerable time and effort reviewing and implementing the Company’s executive compensation program. As part of this process, the Board and management engaged extensively with Shareholders (representing more than 50% of the outstanding Common Shares), to solicit their views on executive compensation and corporate governance practices. Shareholders have access to the Board via one-on-one meetings with the Chairman, and the President and CEO (who is a Board Director as well). The Chairman, and President and CEO, meet regularly with Shareholders, including representatives of the Company’s top 20 Shareholders.

If you have any questions or need assistance completing your proxy or voting instruction form, please call Kingsdale Shareholder
Services at 1-888-518-1562 or call collect at (416) 867-2272 or email contactus@kingsdaleshareholder.com

Feedback received from proxy advisory firms was also carefully examined. These efforts, conducted over the course of 2014, yielded valuable perspectives on topics which included executive compensation, equity-based incentive compensation, enhanced scorecard disclosure, use of discretion and overall pay for performance alignment, among others. The results of these efforts were carefully reviewed by the Human Resources Committee, the Nominating & Corporate Governance Committee, and the Board, and discussed at meetings throughout 2014. In response to this process, AuRico has bolstered its disclosure in respect of its compensation plans to provide Shareholders with a better understanding of AuRico’s compensation decision-making process. In addition, the Company continues to review the executive compensation program as part of its ongoing commitment to strengthen the pay for performance linkage, including an evaluation of the PSU program in 2015 focused on ascertaining what performance metric, in addition to relative total shareholder return (TSR), performance period and equity pay mix should be used to best align compensation with the long term interests of Shareholders. Please see “Part 5 – Executive Compensation – Shareholder Engagement and Key Accomplishments” for further details.

The full text of the advisory resolution accepting the Company’s approach to executive compensation is as follows:

BE IT RESOLVED THAT, on an advisory basis, and not to diminish the role and responsibilities of the Board of Directors of the Company, the Shareholders accept the approach to executive compensation disclosed in this Circular.

Because your vote is advisory, it will not be binding upon the Board. However, the Human Resources Committee and the Board will review the results of this advisory vote and will consider the outcome when considering future executive compensation arrangements.

The Board is appreciative of Shareholders’ feedback and questions on our executive compensation practices. The Human Resources Committee and the Board will review and consider all Shareholder comments in designing the executive compensation program and we believe that some of the changes to our executive compensation practices (as outlined in “Part 5 – Executive Compensation”) reflect this feedback.

The Board unanimously recommends that Shareholders vote FOR the advisory resolution to accept the approach to executive compensation disclosed in this Circular.

Unless instructed otherwise, the persons named in the accompanying proxy intend to vote FOR the approval of the approach to executive compensation in this Circular.

If you have any questions or need assistance completing your proxy or voting instruction form, please call Kingsdale Shareholder
Services at 1-888-518-1562 or call collect at (416) 867-2272 or email contactus@kingsdaleshareholder.com

PART 3: ABOUT AURICO

Corporate Governance Practices

AuRico believes in the importance of a strong Board of Directors and sound corporate governance policies and practices to direct and manage our business affairs. Good corporate governance is essential to retaining the trust of our Shareholders, attracting the right people to the organization, and maintaining our social license in the communities where we work and operate. We also believe that good governance enhances our performance.

The Company’s governance framework and related Corporate Governance Guidelines are continuously adjusting to a changing environment but a constant is that they reflect our values. Our governance policies also respect the rights of Shareholders and comply with the rules of the Canadian Securities Administrators (CSA) and the TSX. Specifically, AuRico has complied with the CSA’s amendments to National Instrument 58-101 – Disclosure of Corporate Governance Practices intended to increase transparency for investors and other stakeholders regarding the representation of women on boards and in senior management. Most notably, the Company appointed its first female director in September 2014, who is a qualified lawyer with extensive knowledge and experience in the mining industry.

The Board has adopted written policies and practices regarding, among other things, director selection criteria, board size, board and committee responsibilities, gender diversity (including the identification and nomination of women directors), and minimum attendance requirements for directors within the Company’s Corporate Governance Guidelines. Independent directors hold in-camera meetings at all regularly scheduled board meetings without members of Management present. Since January 1, 2014, 5 meetings of independent directors have been held. A copy of the Company’s Code of Business Conduct and Ethics (“Code of Conduct”), as well as Board and Committee mandates, are posted on AuRico’s website at www.auricogold.com and can be requested from the Investor Relations department (shareholders@auricogold.com).

The Board formally approved updates to the Company’s Corporate Governance Guidelines on January 16, 2015 including a policy on gender diversity. This policy highlights the importance the Board of Directors places on differences in skills, experience, education, gender, age, ethnicity and geographic background of its directors and is intended to serve as a framework to promote diversity on the Board of Directors. Pursuant to the terms of the policy the selection of candidates for appointment to the Board of Directors will continue to be based on merit, however within that overriding emphasis on merit, the Nominating & Corporate Governance Committee will seek to fill Board vacancies having regard to achieving an appropriate level of diversity on the Board of Directors. In its annual review of the composition of the Board, the Nominating & Corporate Governance Committee will consider the benefits of diversity, including gender diversity, in order to maintain an optimum mix of skills on the Board and will recommend to the Board objectives for achieving diversity on the Board in light of the skills required on the Board at that time. The assessment of the implementation of the policy and the effectiveness of the policy will form part of the Nominating & Corporate Governance Committee’s annual assessment of Board composition.

The Board has not specified director term limits or a policy on overboarding based on the belief that length of service and/or number of board seats are not, in and of themselves, determinants of a director’s ability to make an effective contribution to the governance of the Company. Overboarding thresholds will be higher, for instance, for directors who are retired from active employment. The Board believes that there is value to having continuity of directors who have experience with the Company, and who are evaluated through a robust annual assessment process, to ensure appropriate board renewal. Accordingly, there are no limits on the number of terms for which a director may hold office.

The following discussion outlines some of AuRico’s current corporate governance practices, particularly with respect to the matters addressed by National Policy 58-201 – Corporate Governance Guidelines (the “Canadian Guidelines”) and National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”), adopted by the CSA, and the corporate governance standards adopted by the New York Stock Exchange (NYSE). AuRico is a “foreign private issuer” for purposes of its NYSE listing. As such, not all of the NYSE standards that are applicable to U.S. domestic issuers apply to AuRico. However, the Board has implemented a number of governance structures and procedures to comply with the requirements of the NYSE standards. Details of the Company’s corporate governance practices compared to the corporate governance listing standards of the NYSE are available for review at www.auricogold.com, under the Corporate Governance section.

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Code of Business Conduct and Ethics

AuRico is committed to adhering to high standards of corporate governance. The Company’s Code of Conduct embodies the commitment of AuRico to conduct business in accordance with all applicable laws and regulations and the highest ethical standards. The Code of Conduct has been adopted by the Board and applies to every director, officer, consultant and employee of the Company. In addition, directors, officers, and employees must also comply with corporate policies, including AuRico’s Anti-Bribery and Corruption Policy, Disclosure Policy, Insider Trading Policy, and Sustainability Framework.

The Code of Conduct requires high standards of professional and ethical conduct in AuRico’s business dealings. AuRico’s reputation for honesty and integrity is integral to the success of its business and no person associated with the Company will be permitted to achieve results through violations of laws or regulations or through unscrupulous dealings. AuRico also seeks to ensure that its business practices are compatible with the economic and social priorities of each location in which it operates. Although customs vary by country and standards of ethics may vary in different business environments, AuRico’s business activities are always expected to be conducted with honesty, integrity, and accountability.

The Board of Directors monitors compliance with the Code of Conduct through its Audit Committee, which oversees the Company’s anonymous whistleblower program. Annual training and awareness sessions for the Board and the Company’s employees are facilitated by the Company’s internal audit function, including completion of acknowledgement forms confirming understanding of, and compliance with, the Code of Conduct. Internal audit includes this activity as part of the annual internal audit plan that is approved by the Audit Committee. Any incidences of non-compliance would be reviewed by Management and reported to the Audit Committee or the Board of Directors.

Activities that may give rise to conflicts of interest are prohibited unless specifically approved by the Board or the Audit Committee. To ensure that directors exercise independent judgment, each director must disclose all actual or potential conflicts of interest or material interest and refrain from voting on matters in which such director has a conflict of interest. The director must also excuse himself or herself from any discussion on the matter.

Any material waivers from the Code of Conduct granted to directors or officers of the Company must be disclosed in the ensuing quarterly or annual report. No waivers were granted in 2014.

Role of the Board of Directors

The primary responsibility of the Board is to supervise the management of the business and affairs of the Company. In discharging its fiduciary duties, Board members are expected to use their experience and expertise to guide Management and ensure good governance practices are adhered to. The Board oversees the Company’s systems of corporate governance and financial reporting and controls to ensure that the Company reports adequate and reliable financial information to Shareholders and engages in ethical and legal conduct.

The Company expects each member of its Board to act honestly and in good faith and to exercise business judgment that is in the best interests of the Company and its stakeholders. The Chairman does not have a second or casting vote in the case of equality of votes in any matter brought before the Board.

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In addition to possessing the requisite skills and experience required to carry out their functions, directors must demonstrate a track record of honesty, integrity, ethical behaviour, fairness, responsibility and a commitment to representing the long-term interests of AuRico’s stakeholders. They must also be able to devote the time required to discharge their duties and responsibilities effectively.

In addition to the foregoing, each director is expected to:

  Be willing to share expertise and experience with Management and fellow directors, and to use a respectful, collegial approach in challenging the views of others;

  Develop an understanding of its strategy, business environment and operations, the markets in which the Company operates and its financial position and performance;

  Diligently prepare for each Board and Committee meeting by reviewing all of the meeting materials in advance of the meeting date;

  Actively and constructively participate in each meeting and seek clarification from Management and outside advisors when necessary to fully understand the issues being considered;

  Leverage experience and wisdom in making sound strategic and operational business decisions;

  Demonstrate business acumen and a mindset for risk oversight; and

  Participate in continuing education programs, as appropriate.

Mandates

A copy of the Board Mandate outlining the role and responsibilities of the Board of Directors is included as Appendix “A” to this Circular. Written position descriptions exist for the Chairman of the Board and the President and CEO in order to delineate their respective roles and responsibilities.

The responsibilities of the Chairman include providing overall leadership to enhance the effectiveness of the Board; assisting the Board, Committees and the individual directors in effectively understanding and discharging their duties and responsibilities; overseeing all aspects of the Board and Committee functions to ensure compliance with AuRico’s corporate governance practices; acting as an adviser and confidant to the CEO and other executive officers; and ensuring effective communications between the Board and Management. The Chairman is also required to coordinate and preside at all meetings of the Board and Shareholders.

The responsibilities of the CEO include (subject to the oversight of the Board) general supervision of the business of the Company; providing leadership and vision to the Company; developing and recommending significant corporate strategies and objectives for approval by the Board; developing and recommending annual operating budgets for approval by the Board; and working with the Board on succession planning. The CEO communicates regularly with the Board to ensure that directors are being provided with timely and relevant information necessary to discharge their duties and responsibilities.

Strategic Planning

Management is responsible for developing and recommending the Company’s strategic plan for approval by the Board. The Board holds quarterly (at minimum) in-camera sessions with and without the CEO to discuss strategic planning and related issues. As the CEO is the only non-independent director, the independent directors therefore meet without management at every scheduled Board meeting. In so doing, the Board considers the risks associated with various strategic alternatives. Management provides a periodic review of the Company’s strategic plan and recommends short and longer term corporate objectives, an annual budget, and shareholder guidance for Board approval.

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Risk Oversight

The Board oversees an enterprise-wide approach to risk management designed to support the achievement of organizational objectives, including strategic objectives, in order to improve long-term organizational performance and enhance shareholder value. A fundamental element of risk management is not only understanding the risks the Company faces, and what steps Management is taking to manage those risks, but also understanding what level of risk is appropriate for the Company. The involvement of the full Board in setting the Company’s business strategy is a key part of its assessment of the Board’s appetite for risk and also a determination of what constitutes an appropriate level of risk for the Company.

While the Board has the ultimate oversight responsibility for the risk management process, various standing Committees have responsibility for particular risk management areas:

  The Audit Committee focuses on financial risk, including internal controls, and receives an annual risk assessment report from the Company’s internal auditor;

  The Human Resources Committee assesses potentially material adverse risks facing the Company arising from the Company’s compensation policies and practices, and considers ways to address those risks; and

  The Technical & Sustainability Committee focuses on risks related to the operations and sustainability practices, and the implementation of appropriate mitigation strategies.

One of the principal mechanisms to monitor the effectiveness of the Company’s risk management practices is Board oversight of the Management Risk Committee, which in turn has responsibility for overseeing and monitoring, from a process standpoint, the implementation of a corporate Risk Policy. The Management Risk Committee includes the President and Chief Executive Officer, Chief Operating Officer, and Chief Financial Officer, and its mandate includes ensuring that a robust risk management process is in place, identifying risks and mitigation strategies, and monitoring the overall risk profile of the Company.

The Risk Policy combines corporate level risk management strategies with operational level risk management practices. Each operation follows its own process for regular identification of business risks and incorporates the required resources for managing risks into its budgeting and business planning.

Board Effectiveness

On an annual basis, directors participate in a formal and confidential Board evaluation process to assess the effectiveness of the Board, its Committees and individual directors. For 2014, the process was administered independently by the Company’s internal audit function and included a confidential survey encompassing key Board and Committee activities, in addition to a director peer assessment whereby each director evaluated the performance of their peers based on a set of criteria. The Audit Committee members also conducted a self-assessment survey and reviewed the responses collectively. The Company discloses director attendance for Board and Committee meetings each year in the Management Proxy Circular.

Director Orientation and Education

The Board ensures that all new directors receive a comprehensive orientation. The Board is responsible for ensuring new nominees fully understand the time commitment required of them as a director. Directors are provided with a copy of the Company’s key policies, codes, and mandates, which are all conveniently organized in the Resource Centre of the web enabled Boardbooks document management software. New directors also receive a record of public information about the Company, minutes from recent Board and Committee meetings and other relevant information. In addition to the available information noted above, the orientation program for Ms. Janice Stairs (appointed to the Board as of September 17, 2014) included a half-day session with senior management who provided a summary of each of their respective functions; direct access to said management for any follow-up discussion; and attendance at all third quarter Board Committee meetings held on November 5, 2014.

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As part of the continuing education program, Management makes regular presentations to the Board on operations, business, and key issues. Directors are expected to visit at least one of the Company’s operations annually. In 2014, all members of the Technical & Sustainability Committee visited the El Chanate mine and the entire Board visited, and conducted the first quarterly meetings, at the Young-Davidson mine site in May 2014. These site visits included detailed reviews of onsite activities and physical inspection of facilities. The Company also encourages directors to attend conferences, seminars or courses on subjects pertinent to their role on the Board or that are important for enhancing their knowledge of the mining industry, with the cost of such programs paid in part or in whole by the Company. The Board is currently planning to hold a three-day group Director’s Education and Accreditation Program (DEAP) session in June 2015 leading to certification as Accredited Directors.

Director Independence

A majority of the Company’s directors are independent, with seven of the Company’s eight directors being “independent” within the meaning of NI 58-101. Mr. Perry is not considered an independent director because of his position as President and CEO. Mr. Edwards was appointed Chairman of the Board on July 1, 2013 and is considered independent.

The Nominating & Corporate Governance Committee is responsible for determining whether or not each director is an independent director. In discharging this responsibility, the Nominating & Corporate Governance Committee analyzes all of the relationships of the directors with the Company, including its subsidiaries. “Independence” means that a director is independent of Management, does not have a material relationship with the Company and, except for director fees and share ownership, does not financially benefit from it. A material relationship is any relationship that could reasonably interfere with a director’s ability to exercise independent judgment or inhibit his or her ability to make difficult decisions about Management and the business.

Directors are expected to consult with the Chairman of the Board, who may further consult with the Nominating & Corporate Governance Committee, prior to joining another board in order to ensure that a conflict would not arise. The Board also recognizes that directors should be independent of one another when possible. To this end, the Board has adopted a policy pursuant to which no director should accept an invitation to join an outside board on which another AuRico director is already a member without obtaining the approval of the Nominating & Corporate Governance Committee. In addition, no more than two AuRico directors should serve on the same outside Board or outside Board Committee. As of March 19, 2015, Messrs. Colterjohn and Spiteri serve on the board of Roxgold Inc., with the consent of the Chairman (as both were members of the Nominating & Corporate Governance Committee at the time).

Committees of the Board

There are currently four standing Committees of the Board, including the Nominating & Corporate Governance Committee, the Audit Committee, the Human Resources Committee and the Technical & Sustainability Committee. Committee members are appointed by the Board and, with the exception of the Technical & Sustainability Committee, are comprised entirely of independent members of the Board. The roles and responsibilities of each Committee are set out in its Board-approved written mandate, which is reviewed annually by each Committee and the Nominating & Corporate Governance Committee. Each Committee mandate includes a description of the role and responsibilities of the Chair of the Committee, which includes presiding over meetings, reporting to the Board with respect to the activities of the Committee, providing leadership and monitoring Committee responsibilities set out in its mandate. Committees have the authority to retain legal and other advisors as appropriate and the Chairman of the Board is invited to attend all regularly scheduled Committee meetings as a guest. A copy of the mandate for each of the Committees is posted on the Company’s website at www.auricogold.com.

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Nominating & Corporate Governance Committee

The mandate of the Nominating & Corporate Governance Committee requires all members of the Committee to be independent. The purpose of the Nominating & Corporate Governance Committee is to assist the Board in establishing and monitoring AuRico’s policies and practices relating to corporate governance and director nominations, identifying individuals qualified to become members of the Board and, in consultation with the Chairman of the Board, evaluating the performance of the Board, its Committees and individual directors on an annual basis.

The Nominating & Corporate Governance Committee reviews AuRico’s corporate governance practices and policies on an annual basis and, where appropriate, makes recommendations to the Board for changes thereto. The Committee is responsible for the Company’s compliance with NI 58-101 and the NYSE corporate governance standards, and for reviewing and approving the annual disclosure relating to these guidelines and standards.

The Nominating & Corporate Governance Committee is responsible for proposing new nominees to the Board and its Committees. In considering nominees to the Board, the Committee considers the size, composition, and operation of the Board and reviews the independence, skills, qualifications, and experience of candidates prior to making a recommendation to the Board. The Nominating & Corporate Governance Committee also annually reviews and assesses the size, composition, and responsibilities of all Committees with a view to making recommendations to the Board regarding membership and Committee chairpersons.

In identifying the highest quality directors, the Nominating & Corporate Governance Committee will take into account diversity considerations such as gender, age and ethnicity, with a view to ensuring that the Board benefits from a broad range of perspectives and relevant experience. The Nominating & Corporate Governance Committee considers the representation of women when identifying and nominating candidates. The Committee maintains specific skills and experience search criteria while aiming to foster a broad range of views through diverse gender, age and ethnicity representation. This policy was implemented by an approved Board resolution and the appointment of the Company’s first female director in September 2014. No specific target for female director representation has been established as it is the Board’s view that a balanced set of skills and qualifications is paramount to a mandated target for gender diversity. Monitoring of the policy and its effectiveness is done through the annual Board and director assessment, and the skills matrix-related succession planning that is conducted by the Board, through the Nominating & Corporate Governance Committee, on an ongoing basis.

Through the nomination and recruitment process, as well as continuing education initiatives, the Nominating & Corporate Governance Committee seeks to ensure that the collective skill sets of its directors, including their business expertise and experience, meet the needs of the Company. The Committee has developed a skills matrix setting out the skills and experience that are viewed as integral to Board effectiveness. This matrix is used to assess Board composition, help with the Board’s ongoing development, and assist in recruiting new directors. The need for additional expertise, including corporate legal experience, was identified by the Nominating & Corporate Governance Committee, which then initiated a candidate search in 2014 headed by the Committee’s Chairman, leading to the identification of a qualified female director who accepted the offer extended by the Board of Directors. The following table is an assessment of Board strengths under each of the categories in the skills matrix, and lists the number of directors who possess a particular level of expertise:

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Assessment of Skills and Experience	Outstanding	Strong	Average
Strategy and Leadership
Experience driving strategic direction and leading growth of an organization, preferably including the management of multiple significant projects, comfort with current principles of risk management and corporate governance	8	0	0
Operations and Exploration
Experience with a leading mining or resource company with mineral reserves, exploration and operations expertise, including cultivating and maintaining a culture focused on safety, the environment and operational excellence	4	2	2
Metals and Mining
Knowledge of the mining industry, market, international regulatory environment and stakeholder management	6	1	1
Finance
Experience in the field of finance, investment and/or in mergers and acquisitions	4	3	1
Public Policy
Experience in, or a thorough understanding of, the workings of government and public policy both domestically and internationally	5	1	2
Human Resources
Experience in the oversight of significant, sustained succession planning and talent development and retention programs, including executive compensation	4	3	1
Accounting
Experience as a professional accountant, CFO or CEO in corporate financial accounting and reporting, comfort working with basic financial reports, understanding of the key financial levers of the business	5	1	2
International Business
Experience working in a major organization that carries on business in one or more international jurisdictions, preferably in Mexico or other countries or regions where the Company has or are developing operations	7	1	0
Legal
Experience in the legal field with strong knowledge of legal issues facing publicly traded companies	2	5	1

As described above under “Board Effectiveness”, the Nominating & Corporate Governance Committee, in consultation with the Chairman of the Board, annually evaluates the effectiveness of the Board, Committees, and individual directors.

The Company has not adopted a target regarding representation of women in executive officer positions as there is a limited pool of senior mining executives with qualified skills and experience who would be acceptable candidates for the most senior executive officer positions in the Company. However, management has promoted a number of women internally to executive officer positions. The following table discloses the representation of women at both the Board and executive officer positions at AuRico as of March 19, 2015:

Positions	Total Number of Women	Total Number of Positions	Proportion of Women
Directors	1	8	12.5%
Senior Executive Officers	0	3	0.0%
Executive Officers	2	6	33.3%

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The Nominating & Corporate Governance Committee is currently comprised of three independent directors, including Messrs. Colterjohn (Chair), Spiteri and Daniel (during 2014), with Ms. Stairs replacing Mr. Spiteri as of February 19, 2015 on the Committee. There were two formal meetings of the Committee during 2014.

Human Resources Committee

The mandate of the Human Resources Committee requires all of its members to be independent. The purpose of the Human Resources Committee is to assist the Board in monitoring, reviewing and approving AuRico’s compensation policies and practices and administering the Company’s share-based compensation plans.

The Human Resources Committee’s responsibilities include developing an executive compensation strategy, reviewing the performance of the Company’s executive officers, and making recommendations to the Board relating to executive compensation. The Committee establishes annual performance objectives in consultation with the CEO and then reviews performance against corporate objectives as part of a year-end evaluation of the performance of the CEO and executive officers. Other responsibilities include succession planning and reviewing, with third party input, the remuneration of the Company’s directors to ensure that it properly reflects their responsibilities and work commitments. The Chair of the Committee must pre-approve any non-compensation services provided by any compensation consultants to the Company so as to ensure the independence of the consultant to the Committee is not compromised.

Long term incentive grants may be recommended by the Human Resources Committee, but only the Board is authorized to approve awards and the Board may not re-price options and other awards.

The Human Resources Committee is expected to be aware of risks associated with executive succession. The Committee, on behalf of the Board, reviews the succession plans for each of the Company’s executive officers. Through periodic discussions with the CEO, the Committee conducts advance planning by exploring potential candidates within the organization to fill senior vacancies (including the CEO position) and devising development plans to support the professional growth of these individuals.

The Human Resources Committee is comprised of three independent directors, including Messrs. Daniel (Chair), Downey and Smith, all of whom have senior level experience in executive management and human resources. The chair of the Committee was Vice President, Human Resources at Vale Canada (formerly Inco Limited) from 2000 to 2007. Mr. Smith was Chair of the Human Resources and Compensation Committee of the Canada Pension Plan Investment Board from 2005 to 2010. Mr. Downey was an executive and director for several public resource companies during a 35-year career in the industry. The Committee holds in-camera sessions following every regularly scheduled Committee meeting, during which it meets in the absence of Management. There were six meetings of the Human Resources Committee during 2014.

For a description of the composition, role and responsibilities of the Human Resources Committee, see “Part 5 – Executive Compensation – Composition and Role of the Human Resources Committee” beginning on page 42.

Audit Committee

The mandate of the Audit Committee requires all of its members to be independent. The purpose of the Audit Committee is to assist the Board in its oversight of the integrity of AuRico’s financial reporting process and the quality, transparency and integrity of its financial statements and other related public disclosures; the Company’s internal controls over financial reporting; compliance with legal and regulatory requirements relevant to AuRico’s financial statements; the external auditors’ qualifications and independence; the internal audit function’s plan, activities, and performance; and the performance of the external auditors.

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More particularly, the Committee oversees the Company’s practices with respect to the preparation and disclosure of financial and related information, including through its oversight of the integrity of the quarterly and annual financial statements and management’s discussion and analysis; compliance with accounting and finance-related legal requirements; the audit of the consolidated financial statements; the appointment and performance review of the independent auditors; the accounting and financial reporting practices and procedures including disclosure controls and procedures; the system of internal controls including internal controls over financial reporting; implementation and effectiveness of the Code of Conduct and management of financial business risks that could materially affect the financial profile of AuRico.

Reference is also made to disclosure in the Company’s Annual Information Form (“AIF”) under the heading “Audit Committee”, which is available on AuRico’s website at www.auricogold.com, on SEDAR at www.sedar.com and on the SEC’s website at www.sec.gov.

All members of the Audit Committee are “financially literate” and “financial experts”, within the meaning of applicable regulations. In considering criteria for determination of financial literacy, the Board assesses the ability to understand financial statements of the Company. In determining accounting or related financial expertise, the Board considers familiarity with emerging accounting issues, past employment experience in finance or accounting, requisite professional certification in accounting, and any other comparable experience or background which results in the individuals’ financial sophistication, including being or having been a chief executive officer, a chief financial officer or having held another executive officer position of an entity with financial oversight responsibilities. See the Audit Committee disclosure in the AIF for a discussion of each Audit Committee members’ experience and qualifications.

The Audit Committee advises Management on financial risks arising from AuRico’s exposure to changes in commodity prices, interest rates, foreign currency exchange rates and credit, including advising on any proposed hedging of such exposures, and authorizes policies for entering into investments and for reviewing and assessing execution of such investment strategies.

The Committee holds regular in-camera sessions following every regularly scheduled Committee meeting, during which it meets separately with each of Management, the head of internal audit and the external auditors and separately as a Committee. The Audit Committee currently consists of three independent directors, including Messrs. Smith (Chair), Colterjohn and Downey. There were five meetings of the Audit Committee during 2014.

Technical & Sustainability Committee

The mandate of the Technical & Sustainability Committee does not require that all members of the Committee be independent. The purpose of the Technical & Sustainability Committee is to assist the Board in its oversight of operational risks as well as AuRico’s environmental, health and safety, and corporate social responsibility (“CSR”) performance at all projects and properties of the Company. The Committee monitors current and emerging regulatory, social and community issues for their potential impact on the Company and makes recommendations to the Board, where appropriate.

The Technical & Sustainability Committee oversees technical and operational matters on behalf of the Board, which may include reviewing: mineral reserve and mineral resource estimates; life of mine plans; significant technical risks, mitigation strategies and opportunities associated with the Company’s mines and development projects; exploration, geological, mining, metallurgical and other technical issues of significance; and the technical merits associated with new projects or opportunities.

The Company uses a corporate Sustainability Management System (“SMS”), which encompasses a set of management processes aligned to recognized international standards to help AuRico continuously improve its environmental, economic, and social sustainability performance. The purpose of the SMS is to provide a consistent approach to sustainability management across all of our operations. A central element to the SMS is AuRico’s Sustainability Charter, which establishes the overarching vision for sustainable management within AuRico and is supported by three core policies, including the:

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1.	Environmental Policy;
2.	Health and Safety Policy; and
3.	Corporate Social Responsibility Policy.

Management reports to the Committee on a quarterly basis with respect to the development and implementation policies and practices supporting the SMS. The Technical & Sustainability Committee regularly reviews AuRico’s existing programs to ensure that they are consistent with the Company’s commitment to sustainable development and the goal of zero harm to people, the environment, and our host communities. In discharging its duties, the Committee visits at least one mine site annually, where directors are given an opportunity to interact directly with mine site personnel.

The Technical & Sustainability Committee currently consists of three directors: Messrs. Spiteri (Chair), Edwards and Perry. There were four meetings of the Technical & Sustainability Committee during 2014.

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PART 4: DIRECTOR COMPENSATION

Objectives and Design of Director Compensation

Our director compensation structure is designed to attract and retain individuals with the relevant skills and knowledge to serve on our Board and align the interests of our directors with those of our other Shareholders.

Our director compensation program reflects our size and complexity, and reinforces the importance we place on shareholder value. Our director compensation takes into account the time commitment, duties, and responsibilities of our directors and director compensation practices at comparable companies. While director compensation amounts are not based on corporate performance, the Board follows a formal performance assessment process to ensure director effectiveness and engagement.

Remuneration

In 2013, Mercer (Canada) Ltd. (“Mercer”) was retained to review the Company’s director compensation practices relative to the Company’s compensation comparator group. Following that review, the Human Resources Committee recommended a number of significant changes to the director compensation program, resulting in a decrease in the total target compensation. In order to keep current with best practice, the new compensation arrangement eliminated the practice of granting stock options to non-executive directors and now awards a combination of higher cash retainers and restricted share units that would be settled in Common Shares. Although a majority of the peer group was found to pay meeting attendance fees, the Board believes this is becoming less frequent among larger public companies and accordingly, has not incorporated this practice into its compensation arrangement.

In 2014 and 2015, following the decline in the price of gold and the corresponding decline in equity valuations, the Human Resources Committee concluded that it was neither necessary nor appropriate to consider any increase in director compensation. Accordingly, the Committee did not retain a compensation consultant to review director compensation in the past year.

The table below summarizes the components of director compensation for 2014 and 2015:

A. Director Compensation Amounts	2014 Fees	2015 Fees
Cash retainer	$70,000	$70,000
Stock options	$Nil	$Nil
Deferred Share Units	$30,000	$30,000
Restricted Share Units	$70,000	$70,000
Meeting fees	$Nil	$Nil
Chair retainer	$20,000 per year	$20,000 per year
Committee member retainer (non-chair)	$5,000 per year	$5,000 per year
Total Base Director Fees (excluding lead director, chair / committee member retainers)	$170,000	$170,000

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B. Chairman Compensation Amounts	2014 Fees	2015 Fees
Cash retainer	$150,000	$150,000
Stock options	$Nil	$Nil
Deferred Share Units	$70,000	$70,000
Restricted Share Units	$120,000	$120,000
Meeting fees	$Nil	$Nil
Total Chairman Fees	$340,000	$340,000

Directors are reimbursed for travel and other expenses they incur when they attend meetings or conduct Company business. As officers of the Company, Messrs. Perry and Chavez did not receive any fees for serving as directors.

Summary Compensation Table

The following table sets forth all annual compensation paid to directors for the financial year ended December 31, 2014, other than Mr. Chavez (who resigned from the Board as of September 17, 2014) and Mr. Perry. Mr. Chavez’s and Mr. Perry’s compensation is fully reflected in the summary of total compensation for Named Executive Officers (NEOs).

Name	Annual Fees – Cash ($)	Share-Based Awards(1) ($)	Option-Based Awards ($)	All Other Compensation(2) ($)	Total Compensation ($)
Alan R. Edwards	$155,000	$190,000	$Nil	$11,625	$356,625
Richard M. Colterjohn	$93,750	$100,000	$Nil	$7,031	$200,781
Mark J. Daniel	$95,000	$100,000	$Nil	$7,125	$202,125
Patrick D. Downey	$80,000	$100,000	$Nil	$6,000	$186,000
Ronald E. Smith	$95,000	$100,000	$Nil	$7,125	$202,125
Joseph G. Spiteri	$93,750	$100,000	$Nil	$7,031	$200,781
Janice A. Stairs(3)	$20,163	$100,000	$Nil	$1,313	$121,476
Notes:
(1)	Director fees were paid in a combination of cash, DSUs, and RSUs. DSUs and RSUs are captured under Share-Based Awards.
(2)	For all directors, other amounts represent Company-paid matching contributions to the ESPP.
(3)	Ms. Stairs joined the Board on September 17, 2014.

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Outstanding Share-Based and Option-Based Awards

The following table shows all awards outstanding for each director on December 31, 2014.

Name	Option-Based Awards				Share-Based Awards
	Number of Securities Underlying Unexercised Options (#)	Exercise Price ($)	Expiry Date	Value of Unexercised in-the- money Options(1) ($)	Number of Share- Based Awards – Unvested (#)	Market Value of Share- Based Awards – Unvested(2) ($)	Market Value of Share- Based Awards – Vested(3) ($)
Alan R. Edwards	40,000	$7.92	May 18, 2017	$Nil
	35,000	$7.99	May 19, 2017	$Nil
	25,000	$10.09	Apr. 18, 2018	$Nil
	25,000	$8.68	Mar. 23, 2019	$Nil
					26,821	$103,261	$175,080
Richard M.	40,000	$7.92	May 18, 2017	$Nil
Colterjohn	35,000	$7.99	May 19, 2017	$Nil
	25,000	$10.09	Apr. 18, 2018	$Nil
	25,000	$8.68	Mar. 23, 2019	$Nil
					26,328	$101,363	$184,267
Mark J. Daniel	18,250	$5.29	May 8, 2016	$Nil
	21,900	$9.73	Jan. 8, 2017	$Nil
	21,900	$7.95	Jan. 13, 2018	$Nil
	75,000	$10.95	Nov. 14, 2018	$Nil
	25,000	$8.68	Mar. 23, 2019	$Nil
					26,328	$101,363	$109,420
Patrick D. Downey	18,250	$8.17	Feb. 8, 2015	$Nil
	18,250	$2.85	Jan. 13, 2016	$18,250
	21,900	$9.73	Jan. 8, 2017	$Nil
	21,900	$7.95	Jan. 13, 2018	$Nil
	75,000	$10.95	Nov. 14, 2018	$Nil
	25,000	$8.68	Mar. 23, 2019	$Nil
					26,328	$101,363	$109,420
Ronald E. Smith	40,000	$8.27	May 15, 2016	$Nil
	35,000	$7.99	May 19, 2017	$Nil
	25,000	$10.09	Apr. 18, 2018	$Nil
	25,000	$8.68	Mar. 23, 2019	$Nil
					26,328	$101,363	$176,698
Joseph G. Spiteri	40,000	$7.92	May 18, 2017	$Nil
	35,000	$7.99	May 19, 2017	$Nil
	25,000	$10.09	Apr. 18, 2018	$Nil
					26,328	$101,363	$105,432
Janice A. Stairs	Nil			$Nil
					16,586	$63,854	$48,652
Notes:
(1)

Calculated as the closing price of the Common Shares on the TSX on December 31, 2014 (the last trading day of 2014) of $3.85, less the exercise price, multiplied by the number of unexercised in-the-money stock options.

(2)	Calculated as the closing price of the Common Shares on the TSX on December 31, 2014 (the last trading day of 2014) of $3.85, multiplied by the number of unvested RSUs.
(3)	Calculated as the closing price of the Common Shares on the TSX on December 31, 2014 (the last trading day of 2014) of $3.85, multiplied by the number of DSUs and RSUs that have vested.

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Incentive Plan Awards – Value Vested or Earned During the Year

The following table shows the incentive plan awards value vested or earned for each director for the fiscal year ending December 31, 2014 (other than Mr. Chavez and Mr. Perry) on (1) the value that would have been realized if the options under option-based awards had been exercised on the vesting date, and (2) the value realized upon vesting of share-based awards during the year ended December 31, 2014. Mr. Chavez’s and Mr. Perry’s awards are disclosed in “Part 5 – Executive Compensation”.

Name	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year(2) ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Alan R. Edwards	$Nil	$157,197	$Nil
Richard M. Colterjohn	$Nil	$72,212	$Nil
Mark J. Daniel	$Nil	$72,212	$Nil
Patrick D. Downey	$Nil	$72,212	$Nil
Ronald E. Smith	$Nil	$72,212	$Nil
Joseph G. Spiteri	$Nil	$72,212	$Nil
Janice A. Stairs	$Nil	$51,400	$Nil
Notes:
(1)

Calculated as the closing price of the Common Share price on the TSX on the vesting date, less the exercise price, multiplied by the number of in-the-money stock options that vested. The value shown in this column does not represent the actual value the individual director could receive. The actual gain on exercise, if any, will depend on the value of the Common Shares on the date of exercise. The Company ceased granting stock options to directors in 2013.

(2)

Calculated as the closing Common Share price on the TSX on the vesting date, multiplied by the number of RSUs and DSUs vested. Unless the Board determines otherwise, the director compensation policy states that DSUs vest immediately upon grant and RSUs vest as one-third immediately, one-third on the first anniversary of the grant date and one-third on the second anniversary of the grant date.

Director Share Ownership Requirement

AuRico has a minimum share ownership requirement for directors, under which directors are required to own AuRico Common Shares, RSUs, or DSUs having a value established by the Board. The current minimum share ownership requirement for directors is a value equivalent to three times the annual cash retainer of $70,000 for non-executive directors and $150,000 for the Chairman. Directors are expected to achieve these thresholds within three years from the date the individual became a director. Under the 2014 director compensation policy, the minimum share ownership requirement was $210,000 for non-executive directors and $450,000 for the Chairman.

If the annual cash retainer is increased, directors are given up to two years to attain the higher minimum equity ownership threshold.

All of the Company’s directors are in compliance with the Company’s policy on minimum equity ownership, including Janice A. Stairs who joined the Board as of September 17, 2014 and has until September 17, 2017 to attain the required threshold.

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Each director is required to maintain the minimum ownership level throughout his or her tenure as a director and securities may not be the object of specific monetization or other hedging arrangements to reduce or offset exposure to the market value of these holdings.

Ownership thresholds are calculated based on the greater of the initial acquisition cost and the then 200-day volume-weighted average price (“VWAP”) on the TSX as at December 31.

Share Ownership Position of AuRico Directors(1)

Director	Year Joined	Number of Common Shares	Number of DSUs	Number of RSUs	Total Number of Common Shares, DSUs and RSUs (#)	Total Value of Common Shares, DSUs and RSUs(2) ($)	Value as Multiple of Retainer	Compliant with Policy(3) ()
Alan R. Edwards	2010	70,885	45,861	27,048	143,794	711,534	4.7
Richard M. Colterjohn	2010	156,942	35,470	26,551	218,963	1,087,797	15.5
Mark J. Daniel	2011	16,945	15,865	26,551	59,361	363,172	5.2
Patrick D. Downey	2011	18,961	15,865	26,551	61,377	321,916	4.6
Ronald E. Smith	2009	14,903	33,488	26,551	74,942	462,867	6.6
Joseph G. Spiteri	2012	17,284	14,820	26,551	58,655	347,364	5.0
Janice A. Stairs(4)	2014	843	7,169	16,726	24,738	105,879	1.5
Notes:
(1)	Reflects securities ownership as of March 19, 2015. Mr. Perry’s equity ownership is captured in the NEO ownership table in Part 5 below.
(2)	Value of equity holdings is calculated as the greater of the initial acquisition value per unit and the 200-day VWAP on the TSX of $4.28.
(3)	The share ownership requirements are three times the annual cash base retainer of $150,000 for Mr. Edwards and $70,000 for the non-executive directors.
(4)	Ms. Stairs joined the Board of Directors on September 17, 2014. She has until September 17, 2017 to meet the director share ownership requirement.

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PART 5: EXECUTIVE COMPENSATION

Report of the Human Resources Committee

We are pleased to give you important background information and context to the executive compensation discussion and analysis that follows and the decisions made about executive compensation for 2015.

Our executive compensation program is based on pay for performance and prudent risk management to motivate the senior leadership to execute corporate strategy in a manner that delivers solid results and enhanced shareholder value. To assist you in making an informed decision for AuRico’s Say on Pay vote, we undertook to provide clear and straightforward disclosure of our executive compensation practices. We are pleased to share this summary of AuRico’s 2014 performance and how the results affected executive compensation.

OPERATIONAL RESULTS

During 2014, the Company delivered on its key operational and cost performance targets and transitioned the cornerstone Young-Davidson mine to net free cash flow status. Annual production increased by 16% to 224,032 gold ounces at cash costs of USD $779 per gold ounce.

The Company remained focused on achieving productivity enhancements that drive cost efficiencies throughout our operations. During the year, company-wide production continued to grow with a corresponding decrease in operating costs and capital investment requirements.

Our operational performance has been underpinned by the Young-Davidson mine which had reached the mid-point of its targeted ramp-up at the end of the year. 2014 was the first full year of underground operations at Young-Davidson and both operational and cost performance results met market expectations. Most notably, the Young-Davidson mine transitioned to net free cash flow status during the fourth quarter, reporting USD $9 million of net free cash flow. Going forward, the Young-Davidson mine is expected to annually sustain a positive net free cash flow stream as production continues to grow to targeted levels and costs correspondingly decrease.

The Board believes that the Company is well positioned to deliver ongoing production growth in future years as the Young-Davidson mine ramps-up to planned levels at the end of 2016.

2014 business highlights included:

Providing a positive return to Shareholders in 2014 compared to losses for major gold mining indices and the majority of our peer group;

Achieving safety milestones at each operation that are above industry average;

Delivering on our promise of consistent, reliable, sustainable growth;

Delivering operational and financial results that were aligned with market expectations;

Strengthening of the balance sheet through a high-yield debt issuance and redemption of convertible debt that was due to mature in 2016 (i.e. no debt maturities of significance for the next five years);

Delivering quarter-over-quarter improvements in operating performance, including eleven consecutive quarters of production growth at the flagship Young-Davidson mine;

Achieving net free cash flow at Young-Davidson in the fourth quarter;

Delivering production and cash costs at El Chanate that were in-line with expectations;

Identifying a significant new gold-copper deposit at Kemess East;

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Establishing a joint venture arrangement at the promising Lynn Lake Gold Camp;

Reducing corporate general and administrative expenses; and

Based on strong operational performance, realizing a premium share price valuation versus our comparative peer group.

OUR APPROACH TO COMPENSATION

The current compensation plan adopts a balanced approach to shorter-term financial and operating results and longer-term strategic objectives, and is designed with the following considerations in mind:

  Linking compensation to the Company’s performance;

  Emphasizing variable compensation that is contingent upon achievement of key business objectives;

  Compensating executives at a level and in a manner that ensures AuRico is capable of attracting, motivating and retaining superior talent; and

  Aligning the interests of executive officers with the short- and long-term interests of Shareholders.

Alignment with Shareholders is achieved in a variety of ways, including minimum shareholding requirements and a compensation claw-back policy. To further strengthen the alignment between pay and performance, a significant percentage of executive and senior officers’ compensation is variable in nature. We believe providing a range of leverage for the achievement of Performance Share Units (PSUs), with threshold performance where executives could receive no payouts, is consistent with our compensation philosophy. We are undergoing an evaluation of the PSU program in 2015 focused on ascertaining what performance metric (in addition to relative total shareholder return (TSR)), what performance period, and what equity pay mix should be used to best align compensation with the long term interests of Shareholders.

Our compensation philosophy of targeting the median Total Direct Compensation of an appropriate peer group was put on hold in 2014 as senior executive officer salaries were frozen, and all senior executive officer salaries continue to be frozen for 2015. The remaining executive officers were given a uniform 2% cost of living salary increase. While targeting median Total Direct Compensation continues to be the goal, market conditions resulted in a decision to hold senior executive officer compensation for 2014, irrespective of the findings of a peer compensation review. We retained the services of Mercer, an independent compensation consultant, to assist with benchmarking, plan design, compensation levels and pay mix.

PAYING FOR PERFORMANCE

With respect to 2014 annual corporate performance objectives, the Human Resources Committee determined that management performance was generally in line with or exceeded the metrics established at the beginning of the year. While actual company-wide production of 224,032 gold ounces was below the annual target of 241,600, all-in sustaining costs of $1,204 bettered the original annual target of USD $1,230 per gold ounce sold. After accounting for sustainability and growth metrics, the calculated overall corporate performance was 102.1% of plan. The Human Resources Committee recognized the strong performance of the management team, but acknowledged the external factors (i.e. gold price and negative investor sentiment towards the gold mining sector) that affected return to shareholders, and accordingly awarded a reduced figure of 100.0% for corporate performance.

Entering 2015, management believes that AuRico has a strong balance sheet; a quality, low-cost asset base; a shareholder-friendly management team; significant exploration potential at the Kemess and Lynn Lake properties; and exciting underground production growth (and productivity enhancements) at the Young-Davidson mine, resulting in improved unit costs.

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AuRico’s approach to executive compensation is described in greater detail in the following pages of the Compensation Discussion and Analysis. We believe that our approach has been applied in a consistent manner and continues to support our goal of maximizing value for our Shareholders.

Thank you for your ongoing trust and support. As always, we welcome your comments or questions, which you can submit via email to info@auricogold.com, Attention: Human Resources Committee.

Respectfully submitted by the Human Resources Committee on behalf of the Board of Directors,

Mark J. Daniel (Chair)
Patrick D. Downey
Ronald E. Smith

Shareholder Engagement and Key Accomplishments

AuRico has a strong commitment to engaging in constructive and meaningful communication with its Shareholders and other stakeholders. AuRico communicates with Shareholders and stakeholders through a variety of means, including its annual and quarterly reports, annual proxy circular, press releases, annual information form, website, industry conferences, as well as regular discussions through face-to-face meetings, telephone communication and email communication. AuRico holds quarterly earnings calls which are open to all, and presentation materials are accessible to Shareholders on AuRico’s website at www.auricogold.com.

The Company’s Investor Relations department is committed to meeting with brokers, and actively engages with retail Shareholders, to address any shareholder-related concerns and provide public information on the Company. In addition, AuRico often undertakes annual feedback perception studies that are facilitated by an independent third party specialist to solicit direct anonymous feedback from AuRico’s institutional Shareholders for ultimate dissemination to AuRico’s Board of Directors.

In 2013, AuRico implemented a non-binding advisory vote in order to provide Shareholders with an opportunity to vote on the Company’s approach to executive compensation, which is a key forum to gauge investor opinion on the Company’s executive compensation practices. Following each annual general meeting, all voting results, including the results of the say on pay vote, are publicly filed under the Company’s profile on the SEDAR website at www.sedar.com. AuRico’s say on pay voting results are summarized below.

Year	Votes “for”:
2014:	68.45%
2013:	84.00%

Following the 2014 say on pay advisory vote, the Chair of the Board and senior executives regularly engaged, and continue to engage with, Shareholders representing more than 50% of AuRico’s current shareholder base in order to solicit feedback on business performance, strategic direction, approach to shareholder value creation, executive compensation practices and the Company’s corporate governance practices.

Through this shareholder engagement process, some common discussion items in terms of the Company’s executive compensation practices were:

  Ensuring transparent disclosure on actual performance relative to targeted short term corporate performance objectives and commitments;
  Establishing short-term performance objectives that balance for changes in the business to ensure an appropriate focus on both, short-term and long-term shareholder value creation; and

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  Maintaining increased levels of at-risk equity personal holdings to increase long-term shareholder value alignment.

In response to the shareholder engagement process, and in line with AuRico’s continued commitment towards achieving leading practices in compensation governance, AuRico has bolstered disclosure around its compensation plans to provide Shareholders with a better understanding of AuRico’s compensation decision-making process. In addition, as detailed on page 50 in “2014 Corporate Performance Results”, the Human Resources Committee worked with management throughout the year in order to determine the appropriate balance of short-term performance objectives necessary to manage the business, and growth objectives focused on replenishing the business. Finally, as detailed on page 47 in “Determining Composition Mix”, the President and CEO, Executive Vice Presidents, and Senior Vice Presidents are compensated a respective 53%, 40%, and 27% of their annual compensation through long-term incentives, plus equal matching of 10% salary in share purchases as part of the Employee Share Purchase Plan, which demonstrates the considerable levels of “at-risk” equity ownership among the Named Executive Officers. The Human Resources Committee is continuing to review the executive compensation program as part of an ongoing commitment to strengthen the pay for performance linkage, including an evaluation of the PSU program in 2015 focused on ascertaining what performance metric, in addition to relative total shareholder return (TSR), performance period and equity pay mix should be used to best align compensation with the long term interests of Shareholders.

In combination with the Company’s shareholder engagement process, in January 2015, the Chair of the Human Resources Committee traveled to San Francisco and met with representatives from shareholder advocacy group, Glass, Lewis & Co., LLC (“GL”) in order to discuss GL’s previously reported concerns with AuRico’s governance and executive compensation practices, review the remediation efforts undertaken by the Company in 2014, and confirm enhanced disclosures necessary to ensure governance and executive compensation practices are accurately reported to Shareholders. The Board is further planning to meet with representatives from International Shareholder Services Inc. (“ISS”) later in 2015 to provide a similar forum for discussion and identification of enhancements to governance and executive compensation practices.

AuRico strives for class-leading compensation governance and the Company welcomes feedback regarding its executive compensation practices, as well as all other aspects of the Company, and will continue to frequently communicate with its Shareholders.

Composition and Role of the Human Resources Committee

The Human Resources Committee is comprised of three independent directors, including Messrs. Daniel (Chair), Downey and Smith, all of whom have senior level experience in executive management and human resources. The chair of the Committee, Mr. Daniel, was Vice President, Human Resources at Vale Canada (formerly Inco Limited) from 2000 to 2007.

The Board is confident that the Human Resources Committee collectively has the knowledge, experience, and background to carry out the Committee’s mandate effectively and to make executive compensation decisions in the best interests of the Company and its Shareholders.

The Human Resources Committee’s primary responsibilities include:

  Developing an executive compensation strategy;
  Establishing annual performance objectives in consultation with the CEO;
  Reviewing the performance of the Company’s executive officers;
  Making recommendations to the Board relating to executive compensation;

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  Administering AuRico’s compensation policies and practices;
  Administering the Company’s share-based compensation plans;
  Succession planning; and
  Reviewing the remuneration of the Board.

Compensation Philosophy and Approach

The Company operates in a cyclical and highly capital intensive industry. The nature of the business requires a long-term outlook on building value for our Shareholders. Existing executive compensation programs reinforce this by emphasizing long-term incentives rather than only annual operating and financial objectives. Stock options have a five to seven year term and PSUs were introduced in 2013 with vesting that is contingent on future total shareholder return relative to a gold sector peer group. Annual long-term incentive grants align executives with share price performance throughout the cycle. Minimum share ownership requirements for executive officers encourage them to build and maintain equity ownership throughout their tenure. The emphasis on equity compensation and the significant shareholdings by our executives create a direct link between share price performance and the potential value that can be realized from the equity programs.

AuRico’s compensation program is also focused on short-term operational and financial targets as well as risk mitigation relating to financial and sustainability metrics. In order to reward operational performance, annual incentive bonus results are linked to quantitative metrics that are subject to the final review and judgment of the Human Resources Committee, and confirmation and approval by the Board of Directors. This includes accounting for potential events that may be outside of Management’s control as well as for the documented results of Management’s response to opportunities and unplanned events that arise during the course of the year. Upward and downward adjustments, if any, are not made without considerable deliberation and consideration of fairness, transparency, and accountability issues.

Annually, the Human Resources Committee independently engages an external consultant (Mercer in the most recent three years) to review the executive compensation program, benchmark compensation levels for comparable executive management, and discuss emerging trends in executive compensation. The Committee believes that AuRico’s executive compensation program is reasonably competitive in the mining industry, as is required in order to attract, motivate, and retain highly qualified and experienced executives.

Decision-Making Process

In determining recommendations for the total compensation for Named Executive Officers (“NEOs”), the Board of Directors delegates responsibility to the Human Resources Committee. It should be noted that the President and CEO, Chief Financial Officer, and Chief Operating Officer (i.e. all executive officers) have a target short-term incentive mix entirely dependent on corporate performance, while Senior Vice Presidents, and certain other employees, have a performance mix based on a blend of corporate and personal performance.

The Human Resources Committee communicates regularly and directly with the Company’s executive officers. Time is set aside at each regularly scheduled Human Resources Committee meeting for the members of the Human Resources Committee to meet independent of Management. The Human Resources Committee reports regularly to the Board of Directors. In addition, the Human Resources Committee seeks the views of the Company’s President and CEO when reviewing compensation for other executive officers because of his day-to-day involvement with these officers. The Human Resources Committee believes that the President and CEO is in the best position to assess the performance of his direct reports and to provide valuable input regarding salary adjustments, level of payment of short-term incentives, as well as appropriate long-term incentives grants.

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The Human Resources Committee also expects the President and CEO to provide input, based on his judgment and deep knowledge of the strategic goals of the Company, on the design of any new compensation program that is implemented. The Human Resources Committee considers information it receives from Management, but makes independent recommendations to the Board on all executive compensation matters. The Human Resources Committee retains independent firms on an annual basis to provide necessary benchmarking and standard practice information in order to assist with its review of executive compensation.

Limited Discretion

The Committee reserves the right to exercise limited discretion in assessing corporate performance and executive officer compensation. Wherever feasible, clear metrics are formulated to measure corporate performance. Where objectives are qualitative in nature, the Board relies on the reasonable judgment of the Human Resources Committee to determine how management has performed against such qualitative metrics within the bounds of a prescribed weighting. The Board retains ultimate authority to accept or reject the recommendations of the Human Resources Committee. In 2014, qualitative metrics accounted for 15% of total performance objectives. Ultimately, while the Board and Human Resources Committee strive to ensure that performance objectives are objectively measurable, they will exercise their right and duty to adjust a performance score upward or downward to avoid unintended outcomes. Under no circumstance, however, will the Committee substitute other forms of compensation where a metric is not achieved.

Compensation Risk Management

The Human Resources Committee avoids compensation policies that encourage excessive risk-taking, such as those that pay out before the risks associated with the performance are likely to materialize. The Human Resources Committee is also sensitive to the possible reputational damage that could be suffered by the Company where executives are not compensated in a manner that is consistent with the objectives of AuRico’s compensation program or that is otherwise not in the best interests of the Company and its Shareholders. To mitigate the risks associated with the Company’s compensation policies and programs and specifically ensure the compensation policies and practices do not encourage undue risk-taking on the part of its executives, the Company has implemented mitigating practices, such as share ownership requirements, a prohibition on hedging, a claw-back policy and a PSU plan with contingent vesting, all of which are discussed in greater detail below.

Compensation Consultants

When the Human Resources Committee considers it necessary or advisable, it may independently retain outside consultants to assist or advise the Committee on any matter within its mandate. The Committee has the sole authority to retain and terminate these consultants. The table below summarizes the fees paid to consultants related to determining compensation for the Company’s directors and executives (“Compensation Related Fees”) and the fees paid to these consultants for other services (“All Other Fees”).

	2014		2013
Consultant	Compensation- Related Fees	All Other Fees	Compensation- Related Fees	All Other Fees
Mercer	$24,814	$4,500	$93,325	$4,900
Equilar	$15,500	N/A	$8,000	N/A

In 2013, Mercer was retained by the Human Resources Committee to provide executive and director compensation benchmarking data and compensation recommendations. In addition, Mercer assisted in reviewing the Company’s management proxy circular and developing its performance share unit (PSU) plan. Equilar was retained in 2013 to provide comparative information about executive compensation packages of the top officers at publicly traded companies.

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In 2014, Mercer was retained by the Human Resources Committee to provide executive compensation benchmarking data and compensation recommendations. The Committee did not retain Mercer to review director compensation as the directors took the view that market conditions did not warrant an increase in director compensation. The Company also paid Mercer a fee to participate in, and receive the results of, a mining industry compensation survey consistent with previous years. The results from Mercer’s benchmarking of executive compensation in 2014 demonstrated that the total direct compensation of the executive officers was below market median as compared to the peer group. Equilar was retained in 2014 to provide comparative information about executive compensation packages of the top officers at publicly traded companies, and additional data to allow modelling of compensation alignment with shareholder interests.

Compensation Discussion and Analysis

The Compensation Discussion and Analysis describes our compensation policies and practices for our Chief Executive Officer, Chief Financial Officer and our three other most highly compensated executive officers. These individuals are referred to in this Compensation Discussion and Analysis as the “Named Executive Officers” or “NEOs”.

Named Executive Officers

In 2014, AuRico’s Named Executive Officers were:

Name	Title
Scott Perry	President and Chief Executive Officer
Robert Chausse	Executive Vice President and Chief Financial Officer
Peter MacPhail	Executive Vice President and Chief Operating Officer
Chris Bostwick	Senior Vice President, Technical Services
Luis Chavez	Senior Vice President, Mexico

Objectives of the Executive Compensation Program

The Company’s executive compensation policies underpin a number of objectives, including to:

  Attract, motivate and retain highly qualified and experienced executives;
  Recognize and reward contributions to the success of the Company as measured by the accomplishment of specific performance objectives;
  Ensure that a significant proportion of compensation is directly linked to the success of the Company while not encouraging excessive or inappropriate risk-taking;
  Promote adherence to the high standards and values reflected in the Company’s Code of Conduct and Sustainability Charter;
  Ensure retention by setting Total Direct Compensation targets at a level that is competitive with the markets in which the Company competes; and
  Protect long-term Shareholder interests by ensuring NEO and other executive officer interests are aligned with those of Shareholders.

Fundamentally, the Company’s compensation practices are intended to promote a safe work environment and value-creation actions for the benefit of Shareholders, and to reward individual and team efforts for meeting short-term and long-term objectives.

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Executive Compensation Strategy

NEOs cannot control a number of significant factors that impact operational and financial results, including commodity prices, foreign exchange rates, the cost of consumables and political uncertainty. Compensation program design thus considers factors over which the executive officers can exercise control, such as meeting budget targets established by the Board of Directors at the beginning of each year, controlling costs, mitigating risks, taking successful advantage of business opportunities and enhancing the competitive and business prospects of the Company.

Comparator Group

It is the Company’s intention to provide competitive total compensation packages to executive officers to ensure senior management is appropriately retained and engaged. Competitive peer or comparator group data is used as general guidance to establish NEO compensation targets.

For purposes of year-end compensation comparator group benchmarking, the relevant senior executive officers were Mr. Perry and the Company’s two Executive Vice Presidents (“EVPs”): Mr. MacPhail and Mr. Chausse.

The Human Resources Committee’s compensation consultant reviews the mining peer group annually with the Committee to ensure that it remains appropriate and reflective of the companies with which AuRico competes for talent, business opportunities, or capital. The criteria for the mining peer group review have been selected to ensure that the peers are similar to AuRico in size, scope, and complexity of operations. These criteria include:

  Focus on both gold and base metals (as both compete for the same talent);
  At least one (and preferably multiple) operating mines;
  Comparable in terms of revenue; and
  International operations.

The composition of the mining peer group in 2014 is listed below and is largely unchanged from 2013 except for Osisko Mining Corporation (“Osisko”) being replaced by Nevsun Resources Ltd., due to Osisko being acquired in 2014. The mining peer group reflects the fact that while the Company competes with other gold companies for Shareholders, capital and mineral properties, the Company also competes with the broader mining industry for qualified and experienced executives. The Human Resources Committee reviewed and accepted the recommended peer group as proposed.

2014 Comparator Group
Alacer Gold Corp.	Detour Gold Corporation	Nevsun Resources Ltd.
Alamos Gold Inc.	Dundee Precious Metals Inc.	Pan American Silver Corp.
Allied Nevada Gold Corp.	First Majestic Silver Corp.	Primero Mining Corp.
B2Gold Corp.	Hudbay Minerals Inc.	SEMAFO Inc.
Centerra Gold Inc.	IAMGOLD Corporation

As current compensation data for peer executives is not available at the time of annual performance evaluations and compensation analysis, peer benchmarking must be backward-looking. For the purpose of the 2014 year-end compensation analysis, the Human Resources Committee analyzed 2013 (actual) data. The data is used to establish Total Direct Compensation targets and an appropriate pay mix for the Company’s senior executive officers. The Company will continue to evaluate and, if appropriate, update the composition of the peer group each year to ensure it remains relevant to the markets in which it competes.

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Total Compensation Components

The Human Resources Committee believes that the objective of NEO compensation practices should be to target a ratio of Total Direct Compensation of an appropriate peer group. Total Direct Compensation is the total of base salary, target bonus and the value of equity-based compensation. The Company regularly reviews all elements of executive compensation to ensure that it continues to be aligned with the Company’s strategy and industry practices.

For 2014, the Total Direct Compensation for Mr. Perry, Mr. MacPhail and Mr. Chausse was below the median of their comparators in the mining peer group. Philosophically, the objective is to target the median if executive performance and market conditions support the objective. However, salaries were frozen for 2014 and Total Direct Compensation targets were only slightly increased for the Executive Vice Presidents as part of the 2013 year-end review process. Actual positioning for all NEOs is believed to remain slightly below the comparator group median for 2015.

Element	Description	Objective
Base Salary

Base salary is determined through an analysis of salaries paid by companies in the comparator group as well as individual performance, which is assessed according to the achievement of business and operating goals. It reflects the capability of the individual as demonstrated over an extended period of time.

Attraction, retention and motivation Annual salary adjustments, if warranted, for employees who consistently meet or exceed expectations
Annual Incentive Bonus

Annual cash incentive bonus is a portion of variable compensation that is designed to reward executives on an annual basis for achievement of corporate, business and relative corporate performance (for senior executives), and corporate and individual performance (for other executives).

Pay for performance Align with the Company’s business strategy Attraction, retention and motivation
Long-Term Incentives

Equity compensation is a portion of variable compensation that is designed to align executive and Shareholder interests, focus executives on long-term value creation, and also support the retention of key executives in an increasingly competitive market. In determining the equity compensation levels, the Human Resources Committee considers previous grants to the individual and targeted Total Direct Compensation.

Align to Shareholder interests Pay for performance Align with the Company’s business strategy Attraction, retention and motivation
Benefits

Executives participate in standard corporate medical, health, dental, and extended disability and life insurance. Senior executive level benefits also include annual medical examinations and a car allowance.

Attraction and retention

Determining Compensation Mix

Once the target level of Total Direct Compensation has been set, an appropriate pay mix is established, with an emphasis on variable (or “at risk”) pay, including a strong equity-linked component. Philosophically, Total Direct Compensation is targeted at the median of the market, with the potential for higher levels of compensation for sustained superior performance. However, as mentioned above, actual positioning for all NEOs is believed to remain slightly below the comparator group median for 2014. As shown in the following pie charts, the total value is weighted towards “at risk” variable compensation – annual incentive bonus and long-term incentives.

In December 2014, the Human Resources Committee reviewed and approved the President and CEO and EVP pay mix based on the findings from benchmarking of the comparator group by the independent compensation consultant, which recommended no change from the previous year in the pay mix. As with the President and CEO, the CFO and EVPs, the Senior Vice President (“SVP”) pay mix is also considerably weighted towards long-term incentives.

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As indicated below, the target pay mix for the President and CEO consists of 24% base salary3 and 76% variable pay, including 53% in the form of long-term equity-based grants (including 1/3 in the form of PSUs). The target pay mix for the Executive Vice Presidents consists of 30% base salary and 70% variable pay, including 40% in the form of long-term equity-based grants (including 1/3 in the form of PSUs). The target pay mix for the Senior Vice Presidents consists of 46% base salary and 54% variable pay, including 27% in the form of long-term equity-based grants (including 20% in the form of Restricted Share Units (RSUs)).

Setting Performance Objectives and Goals

The President and CEO and senior management, in consultation with the Board, are responsible for developing the Company’s overall strategic plan. On the basis of the strategic plan, annual business plans and budgets are prepared, which are reviewed and approved by the Board. The President and CEO meets with the executive officers to discuss the specific objectives required for achieving the strategic and annual business plans. Annual corporate performance objectives are then developed, reflecting these specific objectives. The President and CEO provides draft recommendations to the Human Resources Committee of the corporate performance objectives and examines the alignment with the Company’s business strategy. These recommendations are reviewed by the Committee prior to agreeing on a final proposal for presentation to the Board of Directors. The Human Resources Committee then makes a recommendation to the Board regarding the final corporate performance objectives, which is approved subject to Board debate.

The proportion of annual incentive bonus linked to corporate performance objectives (rather than personal performance) increases with the seniority of the individual, on the premise that senior executive officers are best positioned to ensure that corporate objectives are achieved. For the President and CEO and the Executive Vice Presidents (i.e. senior executive officers), 100% of their annual bonus entitlement is determined based on achievement of corporate performance objectives:

Title	Personal Performance	Corporate Performance	Total
President and CEO and EVPs	0%	100%	100%
Senior Vice Presidents	50%	50%	100%

Reviewing Performance and Setting Compensation

The Human Resources Committee makes recommendations to the Board regarding the President and CEO’s compensation. In making these recommendations, the Committee takes into consideration the Company’s performance relative to corporate performance objectives. The Committee reviews the various elements of the President and CEO’s compensation in the context of the Total Direct Compensation, including salary, the annual incentive award, and the long-term incentive award. In preparing its recommendations regarding the President and CEO’s compensation, the Committee refers to compensation provided to chief executive officers within the comparator group and seeks the input of an independent compensation advisor. The Committee presents its recommendations to the Board, which in turn approves the President and CEO’s compensation.

_____________________________
3 Base salary and short-term bonus are equal at $600,000 and equate to 23.5% each – the short-term bonus percentage has been rounded to 24% and base salary has been rounded to 23%

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The Human Resources Committee consults with the President and CEO concerning his evaluation of the performance of the executive officers. The President and CEO makes recommendations to the Committee regarding executive salary increases, annual incentive bonuses, long-term incentives, and total compensation for executives being hired or promoted. As part of this process, the Committee refers to compensation benchmarking provided within the comparator group and seeks the input of an independent compensation advisor for the senior executives. The Committee’s recommendations regarding compensation for executives are presented to the Board for approval.

Compensation plans are regularly reviewed to ensure that a significant portion of executive compensation is aligned with long-term shareholder value creation. The Company’s compensation plans have been designed to be simple, clear, and transparent. At the same time, there must be a clear connection between financial and operating performance and executive compensation. The Human Resources Committee also regularly assesses potentially material adverse risks facing the Company arising from the Company’s compensation practices.

Executive Compensation Claw-Back Policy

The Board has adopted an Executive Compensation Claw-back Policy linked to compensation from variable compensation plans. Pursuant to this policy, the Board may seek reimbursement of all or a portion of incentive compensation received by an executive in situations where:

  There is a material restatement of the Company’s financial results;
  The officer engaged in gross negligence, intentional misconduct or fraud that caused or partially caused the need for the restatement; and
  The relevant compensation award would have been lower had the financial results been properly reported.

Anti-Hedging

The Company’s Insider Trading Policy prohibits directors and officers from directly or indirectly engaging in hedging against future declines in the market value of any equity-based securities of AuRico through the purchase of financial instruments designed to offset such risk. Such purchases would undermine the purpose for which such securities are granted.

2014 Total Direct Compensation

Base Salary

Base salaries are determined through an analysis of salaries paid by companies in the comparator group, as well as individual performance measured against the achievement of business and operating goals. Base salaries are normally reviewed at the beginning of each year. The President and CEO recommends base salary adjustments to the Human Resources Committee for executive officers, other than himself. The Committee determines the base salary adjustment for the President and CEO taking into consideration the performance of the President and CEO and the advice received from its compensation advisor.

For the 2015 fiscal year, base salaries for senior executive officers did not increase and will constitute approximately 24% of target Total Direct Compensation for the President and CEO and 30% of target Total Direct Compensation for the Executive Vice Presidents. The base salaries for the President and CEO and Executive Vice Presidents are below the comparable salary in the mining peer group. Salaries for Senior Vice Presidents were marginally increased by a 2% cost of living adjustment.

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Name	Title	2013 Base Salary	2014 Base Salary	2015 Base Salary
Scott Perry	President and Chief Executive Officer Executive Vice	$600,000	$600,000	$600,000
Robert Chausse	President and Chief Financial Officer	$365,000	$365,000	$365,000
Peter MacPhail	Executive Vice President and Chief Operating Officer	$365,000	$365,000	$365,000
Chris Bostwick(1)	Senior Vice President, Technical Services	$288,372	$302,300	$308,400
Luis Chavez(2)	Senior Vice President, Mexico	$257,475	$280,267	$285,845
Notes:
(1)

Mr. Bostwick’s salary for 2013 was paid in United States Dollars and has been converted to Canadian Dollars using the average currency exchange rate of USD$1 = CAD$1.0299 for the 2013 year, as quoted by the Bank of Canada.

(2)

Mr. Chavez’s salary is paid in United States Dollars and has been converted to Canadian Dollars using the average currency exchange rate of USD$1 = CAD$1.0299 for the 2013 year, and USD$1 = CAD$1.1045 for the 2014 year and prospectively for the 2015 year, as quoted by the Bank of Canada.

Annual Incentive Bonus

The annual incentive bonus is a short-term variable element of compensation constituting approximately 24% to 30% of target Total Direct Compensation. This incentive is intended to link pay to annual performance objectives that will contribute to enhanced shareholder value. For all of the NEOs other than Mr. Bostwick and Mr. Chavez, the annual performance incentive plan is designed with 100% weighting on the achievement of corporate performance commitments. Target annual performance incentives for 2014 were set at 100% of base salary for the senior executives and at 60% for the executives (Mr. Bostwick and Mr. Chavez).

2014 Corporate Performance Results

The table below provides information about the corporate performance measurement categories, metrics, weightings and target performance goals or range of performance, and actual performance outcomes. For details on the Company’s 2014 results, see AuRico’s consolidated financial statements and Management’s Discussion and Analysis (MD&A) for the year ended December 31, 2014.

If the Company achieves the established target objectives in the table below, the executive is eligible to receive 100% of the target annual incentive bonus for corporate performance. A performance factor is applied to each corporate performance objective whereby executives can earn 0 to 1.5 times the target bonus for corporate performance in each measurable element. As a result, actual payouts can range from zero (if specified threshold performance criteria are not met) to 150% of target, depending on the level of corporate performance.

Performance Measurement Category	Performance Metric	Metric Weighting	Minimum Goal (0%)	Target Goal (100%)	Maximum Goal (150%)	Actual Results	Weighted Metric Score
Financial and Operating Performance (55%)	Production (000s oz)	30%	<181	242	>278	224	24.5%
	All-in Sustaining Costs (USD per oz)(1)	25%	>$1,538	$1,230	<$1,046	$1,204	26.3%
Sustainability (15%)	Lost Time Frequency Rate	5%	>0.6	0.4	<0.2	0.2	7.5%

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Performance Measurement Category	Performance Metric	Metric Weighting	Minimum Goal (0%)	Target Goal (100%)	Maximum Goal (150%)	Actual Results	Weighted Metric Score
	Incident Severity Rate	5%	>158	95	<53	419	0.0%
	Environment(2)	5%	>17	8	1	4	6.3%
Growth (15%)	Resource Growth (000s oz)	15%	<188	250	>288	288+	22.5%
Shareholder Value Creation (15%)	Discretionary – short-, long-term, and strategic	15%		Qualitative			15.0%
Total Corporate Score							102.1%
Note:
(1)

The all-in sustaining costs per ounce metric is a non-GAAP measure. For more information on these measures, please see the discussion of non-GAAP measures on page 22 of the Company’s MD&A for the year ended December 31, 2014.

(2)	Represents total number of environmental incidents risk-ranked as a major, moderate or minor risk.

The Human Resources Committee met on three occasions to review actual performance against performance goals. With respect to 2014 annual corporate performance objectives, the Human Resources Committee determined that management performance was generally in line with the metrics established at the beginning of the year. While actual company-wide production of 224,032 gold ounces was below the annual target of 241,600, all-in sustaining costs of USD $1,204 per gold ounce sold bettered the original annual target of USD $1,230 per gold ounce sold. The lost time frequency rate and environmental reporting were well above targeted performance, resulting in scores in excess of target. The incident severity rate exceeded the target due to one fatality resulting in a score of 0 out of a possible 5% for that metric. After accounting for growth and shareholder value creation metrics, the calculated overall corporate performance was 102.1% of plan. The Human Resources Committee recognized the strong performance of the management team, but acknowledged the external factors (i.e. gold price and negative investor sentiment towards the gold mining sector) that affected return to Shareholders, and accordingly awarded a reduced figure of 100.0% for corporate performance.

The shareholder value creation performance commitment is intended to target management behaviour that, while not easily quantified, will benefit the Company in the current and future years. Some of the factors considered in this regard were as follows:

  Ramp-up at the Young Davidson mine has been ahead of schedule through outperformance against most metrics (e.g. high end of annual gold production guidance, underground tonnage of 4,140 tonnes per day in the fourth quarter of 2014, underground units costs of USD $39/tonne in the fourth quarter of 2014, mill processing rate upgraded to 8,000 tonnes per day, and underground development at targeted levels);

  Strengthening of the balance sheet through a high-yield debt issuance and redemption of convertible debt that was due to mature in 2016 (i.e. no debt maturities of significance for the next five years);

  Improvement in corporate governance practices, including adoption of a diversity policy (and adding one female director to the Board), augmenting shareholder outreach to include governance practices, and enhancing disclosure of pay for performance of executives;

  Discovery of a significant 5 million gold equivalent ounce resource deposit at Kemess East;

  Establishment of the Lynn Lake Gold Camp joint venture;

  Strategic land consolidation and additional mineralization delineation at and near the El Chanate mine;

  Favourable investor sentiment for management’s strategy and execution based on investor feedback compiled by the VP, Investor Relations; and

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  Above average valuation multiples as compared to peers.

While the Committee had no difficulties evaluating performance against financial and operating, growth and sustainability targets, some judgment was required to make a determination on performance relating to shareholder value creation targets in light of the challenges to shareholder returns for gold mining companies. After extensive discussions, the Human Resources Committee approved a performance commitment score of 100.0%, which was adjusted downward from the calculated score of 102.1% .

2014 Personal Performance Results for Senior Vice Presidents

As previously noted, for all of the NEOs other than Mr. Bostwick and Mr. Chavez, the annual performance incentive plan is designed with 100% weighting on the achievement of corporate performance objectives. Mr. Bostwick and Mr. Chavez’s annual performance is equally weighted at 50% based on corporate performance and 50% on personal performance due to their reduced ability to affect overall corporate performance targets, while having the increased ability to achieve specific functional performance goals related to technical services for Mr. Bostwick and Mexican business operations for Mr. Chavez.

Such individual performance is based on how well each participant performs their day-to-day duties and achieves goals set with their leader at the beginning of the year. At the end of the year, each functional leader, in this case the Executive Vice President and Chief Operating Officer for Mr. Bostwick, and the President and CEO for Mr. Chavez, evaluates personal performance against the established goals (and any ad hoc goals established during the year). Their recommendations, as a percentage of total personal performance, is then reviewed at the Year-End Performance Review Roundtable, where the senior executive management team reviews personal performance of the remaining executive officers and senior management, ensures alignment of assessed performance ratings across functions, and ultimately approves an assessed personal performance rating out of 100%.

Mr. Bostwick is the executive officer responsible for technical services of the Company. His performance goals include overseeing the preparation of the Company’s annual reserve and resource estimates, preparing the Company’s life of mine plans for existing operations, optimizing engineering planning efforts at the Kemess property, optimizing the El Chanate heap leach pad, and evaluating the technical merits of assets within AuRico's geographic and financial reach. Mr. Bostwick successfully achieved all established goals during the year and was thus awarded a personal performance rating of 100% for 2014.

Mr. Chavez is the executive officer responsible for Mexican business operations. His performance goals include supporting El Chanate’s mining operations, overseeing land rights and various permits, negotiating land access rights, managing labour relations, identifying potential new projects, managing public and government relations, overseeing the Mexican Corporate Social Responsibility program and related certifications, advising the Company on Mexican business issues and concerns, and coordinating Mexican corporate development activities. Mr. Chavez successfully achieved all established goals during the year and was thus awarded a personal performance rating of 100% for 2014.

Overall Cash Bonuses

The Board of Directors accepted the recommendation of the Human Resources Committee and determined that the following cash bonuses would be awarded. Mercer’s benchmarking analysis demonstrated that the total compensation of the senior executive officers, after taking such cash bonuses into account, was below market median as compared to the Company’s peer group.

Name	Title	Cash Bonus ($)	% of 2014 Base Salary Awarded
Scott Perry	President and Chief Executive Officer	$600,000	100.00%
Robert Chausse	Executive Vice President and Chief Financial Officer	$365,000	100.00%
Peter MacPhail	Executive Vice President and Chief Operating Officer	$365,000	100.00%
Chris Bostwick(1)	Senior Vice President, Technical Services	$181,380	60.00%
Luis Chavez(1)	Senior Vice President, Mexico	$168,160	60.00%
Note:
(1)

Messrs. Bostwick and Chavez have a target bonus of 60% that is weighted as to 50% for personal performance objectives and 50% for corporate performance objectives. They achieved a payout of 100.0% of target due to meeting their personal performance objectives and the related 100.0% corporate performance score.

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There were no other cash bonus payments awarded in 2014 other than the amounts disclosed above. In 2012, one-time payments were granted for extraordinary items or transformative corporate events. The Human Resources Committee and the Board are of the view that special bonuses should be exceptional items and that the recommended incentive plans now in place adequately reward management in most instances.

Long-Term Incentives

The Human Resources Committee and the Board believe that equity-based compensation plans are the most effective way to align the interests of Management with those of Shareholders. Long-term incentives must also be competitive with the comparator group and align with the Company’s compensation philosophy to target the market median.

Under the compensation structure adopted by the Human Resources Committee, annual long term incentive grants were targeted at 225% of base salary in the case of the President and CEO, 130% of base salary for the Executive Vice Presidents and 60% of base salary for Senior Vice Presidents. Of this amount, two-thirds was targeted in the form of stock options and one-third in the form of PSUs for the President and CEO and EVPs. For Senior Vice Presidents, long-term incentive grants were fixed at 70,000 stock options and 20% of salary in RSUs, which approximates 60% of the average company-wide Senior Vice President salary, and a split of two-thirds stock options to one-third RSUs.

Stock Options

The Board approved the following stock option grants for the Named Executive Officers for the period ended December 31, 2014.

Name	Title	% of 2014 Base Salary Awarded	Value of Stock Options Awarded	Number of Stock Options Awarded(1)
Scott Perry	President and Chief Executive Officer	150.00%	$900,000	777,847
Robert Chausse	Executive Vice President and Chief Financial Officer	86.67%	$316,333	273,399
Peter MacPhail	Executive Vice President and Chief Operating Officer	86.67%	$316,333	273,399
Chris Bostwick	Senior Vice President, Technical Services	27.04%	$81,755	70,000
Luis Chavez	Senior Vice President, Mexico	29.17%	$81,755	70,000
Note:
(1)

For Messrs. Perry, MacPhail, and Chausse, the number of stock options awarded on December 12, 2014 was determined by dividing the dollar value awarded by the Black-Scholes fair value of the Company’s Common Shares on the December 12, 2014 grant date of $1.1570. Messrs. Bostwick and Chavez were awarded 70,000 options on December 12, 2014.

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Grant Rate and Dilution Level of Stock Options

In addition to the stock options noted above for the five NEOs, the Board approved granting of stock options to additional executives, management and employees in the amount of 1,885,000, with the total number of stock options granted totalling 3,349,645 for the year ended December 31, 2014. This resulted in a percentage grant rate of 1.34%, and a year-end dilution level of 5.52% as a percentage of shares outstanding, based on 249,648,617 common shares outstanding as of December 31, 2014.

Restricted Share Units

The Board approved the following RSU grants for the Named Executive Officers for the period ended December 31, 2014:

Name	Title	% of 2014 Base Salary Awarded	Value of RSUs Awarded	Number of RSUs Awarded
Scott Perry	President and Chief Executive Officer	Nil%	$Nil	Nil
Robert Chausse	Executive Vice President and Chief Financial Officer	Nil%	$Nil	Nil
Peter MacPhail	Executive Vice President and Chief Operating Officer	Nil%	$Nil	Nil
Chris Bostwick(1)	Senior Vice President, Technical Services	20.00%	$60,474	15,000
Luis Chavez(1)(2)	Senior Vice President, Mexico	20.00%	$58,861	14,600
Note:
(1)

Messrs. Bostwick and Chavez were awarded RSUs on December 12, 2014 with a grant date fair value of $4.03 and that vest equally over three years, with one third vesting on each anniversary of the grant date.

(2)	Mr. Chavez was awarded 20% of his base salary, using the foreign exchange rate of USD$1 = CAD$1.1580.

Performance Share Units

The Board approved the following PSU grants for the Named Executive Officers for the period ended December 31, 2014:

Name	Title	% of 2014 Base Salary Awarded	Value of PSUs Awarded	Number of PSUs Awarded
Scott Perry	President and Chief Executive Officer	75.00%	$450,000	111,618
Robert Chausse	Executive Vice President and Chief Financial Officer	43.33%	$158,167	39,232
Peter MacPhail	Executive Vice President and Chief Operating Officer	43.33%	$158,167	39,232
Chris Bostwick	Senior Vice President, Technical Services	Nil%	$Nil	Nil
Luis Chavez	Senior Vice President, Mexico	Nil%	$Nil	Nil
Note:
(1)

Messrs. Perry, Chausse, and MacPhail were awarded the above PSUs on December 12, 2014. The number of PSUs granted was determined by dividing the dollar value awarded by the 5-day VWAP for the Company’s Common Shares on the grant date of $4.03.

The Human Resources Committee determined the performance criteria for the 2014 PSU grants as AuRico’s relative three-year Total Shareholder Return (“TSR”) compared to the TSR of a PSU performance peer group. Units vest as to 50% on the second anniversary of the grant date and the remaining 50% on the third anniversary of the grant date, subject to the achievement of relative TSR as set out in the table below:

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Relative Total Shareholder Return (Percentile Ranking)	Adjustment Factor
<30th percentile	0
30th percentile	0.50
40th percentile	0.75
50th percentile	1.00
60th percentile	1.33
70th percentile	1.66
80th percentile	2.00

Mercer advised the Human Resources Committee on the design of the long-term incentive plan, including a review of appropriate performance metrics for the December 2014 PSU awards and recommendations about the composition of the PSU performance peer group. Unlike the compensation peer group, the PSU peer group is comprised solely of gold companies. This was deemed to be important so that the TSR of AuRico relative to its relevant peers is reflective the performance of Management as opposed to the commodity mix. The table below lists the companies that make up the performance peer group for the PSU awards. The peer group used for the December 2014 awards is consistent with the peer group used for the PSUs awarded for the prior year, with the only change being a substitution of Osisko Mining Corporation with Yamana Gold Inc. due to Osisko Mining Corporation being acquired by Yamana and Agnico-Eagle in 2014. The Committee can use its discretion to adjust the peer group in the future to reflect changes arising from mergers, takeovers or consolidation in the market.

2014 PSU Relative TSR Peer Group
Agnico-Eagle Mines Limited	B2Gold Corp.	IAMGOLD Corporation
Alacer Gold Corp.	Centerra Gold Inc.	New Gold Inc.
Alamos Gold Inc.	Detour Gold Corporation	Primero Mining Corp.
Allied Nevada Gold Corp.	Eldorado Gold Corporation	SEMAFO INC.
Argonaut Gold Inc.	Hecla Mining Company	Yamana Gold Inc.

The following table shows the results of the first PSU tranche granted February 7, 2013, with 50% of the PSUs vesting as of February 7, 2015, resulting in 50th percentile performance among the peer group and paying an adjustment factor of 1.00 per the table above.

Peer	Relative TSR	Percentile
SEMAFO INC.	47.8%	94%
Osisko Mining Corporation	35.4%	88%
Centerra Gold Inc.	(0.9%)	81%
Agnico-Eagle Mines Limited	(9.8%)	75%
Hecla Mining Company	(21.5%)	69%
Alacer Gold Corp.	(28.1%)	63%
Primero Mining Corp.	(28.4%)	56%
AuRico Gold Inc.	(33.3%)	50%
B2 Gold Corp.	(38.7%)	44%
Eldorado Gold Corporation	(43.9%)	38%
Detour Gold Corporation	(45.0%)	31%
Alamos Gold Inc.	(53.2%)	25%
New Gold Inc.	(54.8%)	19%
IAMGOLD Corporation	(63.0%)	13%
Argonaut Gold Inc.	(75.1%)	6%
Allied Nevada Gold Corp.	(95.2%)	0%

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Performance Graph

The graph below compares the performance of AuRico Common Shares to the S&P/TSX Composite Index, the S&P/TSX Global Gold Index (formerly the S&P/TSX Capped Gold Index) and the PSU peer group (2014) for the five most recently completed financial years. It shows the Company’s total cumulative shareholder return for $100 invested in AuRico Common Shares on December 31, 2009 compared to the two indices over the same five-year period, assuming reinvestment of all dividends.

AUQ Cumulative Returns vs. Indices & PSU Peers

	12/31/2009	12/31/2010	12/31/2011	12/31/2012	12/31/2013	12/31/2014
AuRico Gold (TSX)	100.00	69.94	70.54	70.54	34.47	34.61
S&P/TSX Composite Index	100.00	117.58	107.32	115.03	129.96	143.67
S&P/TSX Global Gold Index	100.00	126.66	109.42	93.35	49.07	46.25
PSU Peers (2014)	100.00	173.05	160.50	150.87	77.25	71.69

The share price performance trend illustrated within this chart does not necessarily reflect the trend in the Company’s compensation to executive officers over the same time period. The share price valuation of gold producers fluctuates with changes in the underlying commodity prices, and at no time during the period was compensation intended to reflect share price performance driven by externalities. Alignment with Shareholders is nonetheless achieved by awarding a significant portion of compensation in the form of long-term equity-based incentives.

Through a strategic initiative that focused on creating a portfolio of quality, low-cost assets in North America, the Company began 2014 well positioned with a quality asset base and a solid balance sheet that underpinned the advancement of the cornerstone Young-Davidson mine to underground commercial production in 2013.

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During 2014, gold equities, gold indices and gold exchange traded funds (“ETFs”) continued to be impacted by the previous year’s decrease in the gold price, which declined by 29% from USD $1,679 per ounce at the beginning of 2013 to a low of USD $1,206 at the end of the 2013, marking the worst decline since 1981. During 2014, on a relative basis, AuRico was in the top half of its identified executive compensation benchmarking peer group returning a modest 0.4% for Shareholders. This modest return was also significantly greater than a number of gold mining indices, namely the Market Vectors Gold Miners ETF (negative 4.3% return), the S&P/TSX Global Gold Index (negative 5.8% return), and NYSE Arca Exchange Gold BUGS Index (negative 8.2%) . Therefore, on a relative basis, AuRico’s shareholder returns were well above average in 2014.

The Company continues to strive to deliver superior shareholder value by building a culture of excellence in every aspect of what the Company does, through organic growth, exploration, accretive industry consolidation and commitment to socially responsible practices within the communities in which the Company works.

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Summary of Total Compensation for NEOs / Summary Compensation Table

The following table sets out, for the three most recently completed financial years ended December 31, 2014, the compensation paid to or earned by each of the Named Executive Officers.

Name and Principal Position	Year	Salary ($)	Share- Based Awards(5) ($)	Option- Based Awards(6) ($)	Non-Equity Incentive Plan Compensation		All Other Compensation(8) ($)	Total Compensation ($)
					Annual Incentive Plan(7) ($)	Long- Term Incentive Plan ($)
Scott Perry(1) President and Chief Executive Officer	2014	$600,000	$450,000	$900,000	$600,000	$Nil	$73,537	$2,623,537
	2013	$600,000	$450,000	$900,000	$528,000	$Nil	$33,777	$2,511,777
	2012	$408,577	$450,000	$1,575,092	$1,207,100	$Nil	$55,355	$3,696,124
Robert Chausse(2) Executive Vice President and Chief Financial Officer	2014	$365,000	$158,167	$316,333	$365,000	$Nil	$54,812	$1,259,312
	2013	$336,346	$438,237	$1,173,861	$321,200	$Nil	$35,097	$2,304,741
	2012	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Peter MacPhail(3) Executive Vice President and Chief Operating Officer	2014	$365,000	$158,167	$316,333	$365,000	$Nil	$57,105	$1,261,605
	2013	$365,000	$316,967	$316,334	$616,138	$Nil	$44,455	$1,658,894
	2012	$342,427	$121,667	$243,333	$341,825	$Nil	$36,473	$1,085,725
Chris Bostwick(4) Senior Vice President, Technical Services	2014	$302,300	$60,474	$81,755	$181,380	$Nil	$62,589	$688,498
	2013	$288,372	$56,039	$30,813	$168,698	$Nil	$43,305	$587,227
	2012	$271,575	$Nil	$108,577	$313,399	$Nil	$32,123	$725,674
Luis Chavez(4) Senior Vice President, Mexico	2014	$280,267	$58,861	$81,755	$168,160	$Nil	$24,352	$613,395
	2013	$257,475	$50,033	$91,662	$142,899	$Nil	$19,311	$561,380
	2012	$219,912	$Nil	$95,005	$292,483	$Nil	$16,493	$623,893
Notes:
(1)	Mr. Perry was appointed President and Chief Executive Officer, effective September 3, 2012, after serving as Executive Vice President and Chief Financial Officer since February 2008.
(2)

Mr. Chausse joined the Company as Executive Vice President and Chief Financial Officer on January 21, 2013. Upon joining the Company, Mr. Chausse was awarded 200,000 options with a fair value of $3.071 per option, and 20,000 RSUs with a fair value of $7.92 per unit. In addition, Mr. Chausse was awarded 17,185 RSUs at a fair value of $7.08 per unit on February 7, 2013.

(3)

Mr. MacPhail joined the Company on October 26, 2011 as a result of the acquisition of Northgate Minerals Corporation (“Northgate”). Mr. MacPhail was appointed Executive Vice President and Chief Operating Officer of the Company on January 4, 2013. Upon the acquisition of Northgate, the Company offered a retention bonus to Mr. MacPhail, payable upon achieving certain targets. These targets were achieved in 2013 and as a result, Mr. MacPhail received a retention bonus of $294,938.

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(4)

In 2012 and 2013, for Mr. Bostwick and in 2012, 2013 and 2014 for Mr. Chavez, their salaries were paid in USD and amounts in the above table have been converted to CAD using the average currency exchange rate of USD$1 = CAD$0.9996 for the 2012 year, USD$1 = CAD$1.0299 for the 2013 year, and USD$1 = CAD$1.1045 for the 2014 year, as quoted by the Bank of Canada.

(5)

The values shown represent the grant date fair value of RSUs or PSUs granted. The grant date fair value in the table is the same as the accounting fair value recorded by the Company at the time of grant. However, for accounting purposes, the fair value is expensed over the vesting period based on the number of PSUs and RSUs estimated to vest. The fair value is based on the 5-day volume weighted average Common Share price on the TSX immediately preceding the grant date.

(6)

The values shown represent the grant date fair value of stock options granted, including grants subsequent to year-end in recognition of performance during the previous year. Option-based awards are valued using the Black-Scholes option pricing methodology, consistent with the accounting values used in the Company’s financial statements. However, for accounting purposes, the fair value is expensed over the vesting period based on the number of options estimated to vest. The option grants were fair valued using the following weighted average assumptions:

Assumption	2014	2013	2012
Share price	$3.82	$4.71	$4.71
Expected dividend yield	2.6%	2.3%	2.3%
Expected volatility	55.4%	55.1%	55.1%
Risk-free interest rate	1.1%	1.3%	1.3%
Expected life (years)	3	3	3
Fair value per option granted	$1.17	$1.49	$1.54

(7)

These values represent the annual incentive bonuses paid in cash to each executive, as approved by the Board of Directors, including annual incentive bonuses and the one-time milestone / transaction bonuses paid in 2012.

(8)	Amounts in this column include life and disability benefit premiums, matching RRSP contributions, and matching contributions to the Employee Share Purchase Plan.

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Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning the aggregated stock options, RSUs, PSUs and DSUs granted to the Named Executive Officers of the Company and outstanding at the end of the year ended December 31, 2014. Please note that there were no stock options exercised by executives, and therefore no gains were reaped by executives from exercising stock options, during the year-ended December 31, 2014.

Name	Option-Based Awards				Share-Based Awards
	Number of Securities Underlying Unexercised Options (#)	Exercise Price ($)	Expiry Date	Value of Unexercised in- the-money Options(1) ($)	Number of Share-Based Awards – Unvested (#)	Market Value of Share- Based Awards – Unvested(2) ($)	Market Value of Share- Based Awards – Vested(3) ($)
	73,000	$6.96	Nov. 9, 2017	$Nil
	41,876	$9.63	Feb. 28, 2019	$Nil
	200,000	$6.71	Sep. 4, 2019	$Nil
Scott Perry	335,968	$7.08	Feb. 7, 2018	$Nil
	730,223	$4.02	Dec. 13, 2018	$Nil
	777,847	$4.03	Dec. 12, 2019	$Nil
					332,076	$1,278,492	$311,892
	200,000	$7.92	Jan. 21, 2020	$Nil
Robert	90,836	$7.08	Feb. 7, 2018	$Nil
Chausse	256,660	$4.02	Dec. 13, 2018	$Nil
	273,399	$4.03	Dec. 12, 2019	$Nil
					118,000	$454,299	$26,758
	45,625	$8.17	Feb. 8, 2015	$Nil
	45,625	$2.85	Jan. 13, 2016	$45,625
	54,750	$9.73	Jan. 8, 2017	$Nil
Peter	54,750	$7.95	Jan. 13, 2018	$Nil
MacPhail	36,192	$9.63	Feb. 28, 2019	$Nil
	90,836	$7.08	Feb. 7, 2018	$Nil
	256,660	$4.02	Dec. 13, 2018	$Nil
	273,399	$4.03	Dec. 12, 2019	$Nil
					154,699	$595,591	$43,344
	100,000	$6.24	Jan. 6, 2016	$Nil
	30,000	$7.95	Jan. 4, 2018	$Nil
Chris	50,000	$9.29	Dec. 12, 2018	$Nil
Bostwick	40,000	$8.10	Dec. 19, 2017	$Nil
	25,000	$4.02	Dec. 13, 2018	$Nil
	70,000	$4.03	Dec. 12, 2019	$Nil
					23,036	$94,126	$Nil
	25,000	$11.43	Jan. 16, 2017	$Nil
Luis	50,000	$9.29	Dec. 12, 2018	$Nil
Chavez	35,000	$8.10	Dec. 19, 2017	$Nil
	25,000	$7.08	Feb. 7, 2018	$Nil
	25,000	$4.02	Dec. 13, 2018	$Nil
	70,000	$4.03	Dec. 12, 2019	$Nil
					24,448	$88,688	$Nil
Notes:
(1)	Calculated as the closing Common Share price on the TSX on December 31, 2014 (the last trading day of 2014) of $3.85, less the exercise price, multiplied by the number of in-the-money stock options.
(2)	Calculated as the closing Common Share price on the TSX on December 31, 2014 (the last trading day of 2014) of $3.85, multiplied by the number of unvested RSUs and/or PSUs.
(3)

Calculated as the closing Common Share price on the TSX on December 31, 2014 (the last trading day of 2014) of $3.85, multiplied by the number of RSUs, PSUs, and/or DSUs that vested during the year but that were not paid out or distributed.

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Incentive Plan Awards – Value earned or vested during the year

The following table sets forth information concerning the value of incentive plan awards to the Named Executive Officers of the Company which vested or were earned during the year ended December 31, 2014.

Name	Option Based Awards – Value Vested During the Year(1)	Share Based Awards – Value Vested During the Year(2)	Non-Equity Incentive Plan Compensation – Value Earned During the Year
Scott Perry	$Nil	$126,158	$600,000
Robert Chausse	$Nil	$35,067	$365,000
Peter MacPhail	$Nil	$29,479	$365,000
Chris Bostwick	$Nil	$17,750	$181,380
Luis Chavez	$Nil	$15,848	$168,160
Notes:
(1)

Calculated as the closing Common Share price on the TSX on the vesting date, less the exercise price, multiplied by the number of in-the-money options. The value shown in this column does not represent the actual value the individual NEO could receive. The actual gain on exercise, if any, will depend on the value of the Common Shares on the date of exercise.

(2)	Calculated as the closing Common Share price on the TSX on the vesting date, multiplied by the number of RSUs that vested.

Equity Ownership Requirement

AuRico has a minimum share ownership requirement for the President and CEO and Executive Vice Presidents, pursuant to which they are required to own AuRico Common Shares, PSUs, RSUs, or DSUs having a value established by the Board. The current minimum share ownership requirements are (i) for the President and CEO, a value equivalent to three times annual base salary and (ii) for the Executive Vice Presidents, a value equivalent to one time annual base salary. Executives must achieve this ownership threshold within three years from the date the individual became an officer of the Company.

Ownership thresholds are calculated based on the greater of the initial acquisition cost and the 200-day VWAP on the TSX as at December 31 of the prior year.

Each individual is required to maintain his or her minimum ownership level throughout his or her term as an officer of AuRico and securities may not be the object of specific monetization or other hedging arrangements to reduce or offset exposure to the market value of these holdings. All of the Company’s executives currently comply with the Company’s policy on minimum equity ownership.

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Share Ownership Position of NEOs

Name	Eligible Equity Holdings		2014 Base Salary ($)	Required Multiple of Salary	Required Value ($)	Value as Multiple of Salary	Compliant with Policy ()
	Number of Units(1)	Value(2) ($)
Scott Perry	515,054	$2,840,135	$600,000	3	$1,800,000	5
Robert Chausse	186,937	$897,897	$365,000	1	$365,000	2
Peter MacPhail	220,086	$1,114,686	$365,000	1	$365,000	3
Chris Bostwick(3)	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Luis Chavez(3)	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Notes:
(1)	Includes Common Shares, DSUs, PSUs (at target), and RSUs as follows:

Name	Common shares (#)	Common shares ($)(2)	DSUs (#)	DSUs ($)(2)	PSUs (#)	PSUs ($)(2)	RSUs (#)	RSUs ($)(2)
Scott Perry	159,035	$974,514	54,543	$373,017	260,742	$1,143,767	40,734	$348,837
Robert Chausse	76,971	$351,435	0	$0	88,937	$383,434	21,029	$163,028
Peter MacPhail	73,110	$408,659	0	$0	129,946	$546,305	17,030	$159,722

(2)	Value of equity holdings is calculated as the greater of the initial acquisition value per unit and the 200-day VWAP on the TSX of $4.28.
(3)	Messrs. Bostwick and Chavez are not subject to any share ownership requirements.

Current Incentive Plans

As at December 31, 2014, the Company’s only equity based “incentive plan” (as defined in Form 51-102F6) is the Long-Term Incentive Plan (“LTIP”). Though not an incentive plan (as defined under Form 51-102F6), the Company has another security-based compensation arrangement, the Employee Share Purchase Plan, which is described under “Other Compensation and Benefits” below.

Long-Term Incentive Plan

The following table summarizes the key provisions of the Long-Term Incentive Plan. In some instances, a distinction is made between grants made before or after the Effective Date (the date of adoption of the LTIP, May 13, 2013).

Eligible Participants

For all awards other than stock options, any director, officer, employee or consultant of the Company or any subsidiary of the Company who is eligible to receive awards under the LTIP. For stock options, any director who is also an officer of the Company, any officer, employee or consultant of the Company or any subsidiary of the Company who is eligible to receive awards under the LTIP.

Types of Awards	Stock options, PSUs, RSUs and DSUs.
Number of Securities Issued and Issuable

The aggregate number of Common Shares to be reserved and set aside for issue upon the exercise or redemption and settlement for all awards granted under this LTIP, together with all other established security-based compensation arrangements of the Company (including, for greater certainty the 2014 ESPP and, if approved by Shareholders, the Amendments to the 2014 ESPP, shall not exceed 6.5% of the issued and outstanding Common Shares at the time of granting the award (on a non-diluted basis).

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Plan Limits	When combined with all of the Company’s other previously established security-based compensation arrangements, the LTIP shall not result in:
	•	a number of Common Shares issued to insiders within a one-year period exceeding 10% of the issued and outstanding Common Shares;
	•	a number of Common Shares issuable to insiders at any time exceeding 10% of the issued and outstanding Common Shares; or
•

a number of Shares (i) issuable to all non-executive directors of the Company exceeding 1% of the issued and outstanding Shares at such time, and (ii) issuable to any one non-executive director within a one-year period exceeding an award value of $100,000 per such non-executive director.

Definition of Market Price	“Market Price” is deemed to be the volume-weighted average trading price of the Common Shares for the five trading days immediately preceding the grant date as reported by the TSX.
Assignability	An award may not be assigned, transferred, charged, pledged or otherwise alienated, other than to a participant’s permitted assigns or personal representatives.
Amending Procedures

The Board may at any time or from time to time, in its sole and absolute discretion and without Shareholder approval, amend, suspend, terminate or discontinue the LTIP and may amend the terms and conditions of any awards granted thereunder, provided that no amendment may materially and adversely affect any award previously granted to a participant without the consent of the participant. By way of example, amendments that do not require Shareholder approval and that are within the authority of the Board include but are not limited to:

	•	Amendments of a "housekeeping nature";
	•	Any amendment for the purpose of curing any ambiguity, error or omission in the LTIP or to correct or supplement any provision of the Plan that is inconsistent with any other provision of the LTIP;
	•	An amendment which is necessary to comply with applicable law or the requirements of any stock exchange on which the Common Shares are listed;
	•	Amendments respecting administration and eligibility for participation under the LTIP;
	•	Changes to the terms and conditions on which awards may be or have been granted pursuant to the LTIP, including changes to the vesting provisions and terms of any awards;
	•	Any amendment which alters, extends or accelerates the terms of vesting applicable to any Award; and
	•	Changes to the termination provisions of an Award or the LTIP which do not entail an extension beyond the original fixed term.
Notwithstanding the foregoing, Shareholder approval shall be required for the following amendments:
	•	Reducing the exercise price of stock options, or canceling and reissuing any stock options so as to in effect reduce the exercise price;
•

Extending (i) the term of an option beyond its original expiry date, or (ii) the date on which a performance share unit, restricted share unit or deferred share unit will be forfeited or terminated in accordance with its terms, other than in circumstances involving a blackout period;

	•	Increasing the fixed maximum number of Common Shares reserved for issuance under the LTIP;
	•	Revising insider participation limits or the non-executive director limits;
	•	Revising the restriction on assignment provision to permit awards to be transferable or assignable other than for estate settlement purposes;
	•	Amending the definition of “Eligible Person” that may permit the reintroduction of non-executive directors on a discretionary basis; and
	•	Revising the amending provisions.
Financial Assistance	The Company will not provide financial assistance to participants under the LTIP.

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Other

In the event of a change in control, the Board shall have the right, but not the obligation, to permit each participant to exercise all of the participant’s outstanding stock options and to settle all of the participant’s outstanding PSUs, RSUs and DSUs, subject to completion of the change in control, and has the discretion to accelerate vesting.

The LTIP further provides that if the expiry date or vesting date of stock options is (i) during a blackout period, or (ii) within ten trading days following the end of a blackout period, the expiry date or vesting date, as applicable, will be automatically extended for a period of ten trading days following the end of the blackout period. In the case of PSUs, RSUs and DSUs, any settlement that is effected during a blackout period shall be in the form of a cash payment.

Description of Awards
A. Stock Options
Stock Option Terms and Exercise Price

The number of Common Shares subject to each stock option grant, exercise price, vesting, expiry date and other terms and conditions are determined by the Board. The exercise price shall in no event be lower than the Market Price of the Common Shares on the grant date.

Term	Stock options shall be for a fixed term and exercisable as determined by the Board, provided that no stock option shall have a term exceeding seven years.
Vesting	Unless otherwise specified, each stock option shall vest as to one-third on each of the first through third anniversaries of the grant date.
Exercise of Option

The participant may exercise stock options by payment of (i) the exercise price per share subject to each option; (ii) by a “cashless exercise” arrangement pursuant to which the Company will reduce the number of Common Shares issuable upon exercise by the largest whole number of Common Shares with a Market Price that does not exceed the aggregate exercise price; or (iii) any combination of (i) and (ii) above.

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Circumstances Involving	Reasons for Termination	Vesting	Expiry of Vested Options
Cessation of Entitlement to Participate	Death	Unvested stock options automatically vest as of the date of death	Stock options expire on the earlier of the scheduled expiry date of the option and one year following the date of death
	Disability	Stock options continue to vest in accordance with the terms of the option	Stock options expire on the scheduled expiry date of the option
	Retirement	Stock options continue to vest in accordance with the terms of the option	Stock options expire on the scheduled expiry date of the option
	Resignation	Unvested stock options as of the date of resignation automatically terminate and shall be forfeited	Stock options expire on the earlier of the scheduled expiry date of the option and three months following the date of resignation
Termination without Cause / Constructive Dismissal (No Change in Control)

Unvested stock options granted prior to the Effective Date automatically vest as of the termination date

Unvested stock options granted from and after the Effective Date continue to vest in accordance with the terms of the option

Stock options expire on the earlier of scheduled expiry date of the option and one year following the termination date
	Change in Control	Stock options granted prior to the Effective Date shall vest and become immediately exercisable	Stock options expire on the scheduled expiry date of the option
Stock options from and after the Effective Date do not vest and become immediately exercisable upon a change in control, unless:
• the successor fails to continue or assume the obligations under the plan or fails to provide for a substitute award, or
• if the stock option is continued, assumed or substituted, the participant is terminated without cause (or constructively dismissed) within two years following the change in control
Termination with Cause

Stock options granted prior to the Effective Date that are unvested as of the termination date automatically terminate and shall be forfeited

Stock options granted from and after the Effective Date, whether vested or unvested as of the termination date, automatically terminate and shall be forfeited

Vested stock options granted prior to the Effective Date shall expire on the earlier of the scheduled expiry date of the option and three months following the termination date

Stock options granted from and after the Effective Date, whether vested or unvested as of the termination date, automatically terminate and shall be forfeited

B. Performance Share Units
PSU Terms

A performance share unit (PSU) is a notional security but, unlike other equity based incentives, vesting is contingent upon achieving certain performance criteria, thus ensuring greater alignment with the long-term interests of Shareholders. The terms applicable to PSUs under the Plan (including the performance cycle, performance criteria for vesting and whether dividend equivalents will be credited to a participant’s PSU account) are determined by the Board at the time of the grant.

Credit to PSU Account

As dividends are declared, additional PSUs may be credited to PSU holders in an amount equal to the greatest whole number which may be obtained by dividing (i) the value of such dividend or distribution on the record date established therefore by (ii) the Market Price of one Common Share on such record date.

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Vesting

Performance share units do not vest, and cannot be paid out (settled), until the completion of the performance cycle. For Canadian taxpayers, the performance cycle shall in no case end later than December 31 of the calendar year that is three years after the grant date.

Settlement

At the grant date, the Board shall stipulate whether the PSUs are paid in cash, Common Shares, or a combination of both, in an amount equal to the Market Value of the notional Common Shares represented by the performance share units in the holders’ account.

C. Restricted Share Units
RSU Terms

A restricted share unit (RSU) is a notional security that entitles the recipient to receive cash or Common Shares at the end of a vesting period. The terms applicable to RSUs under the Plan (including the vesting schedule and whether dividend equivalents will be credited to a participant’s RSU account) are determined by the Board at the time of the grant.

Credit to RSU Account

As dividends are declared, additional RSUs may be credited to RSU holders in an amount equal to the greatest whole number which may be obtained by dividing (i) the value of such dividend or distribution on the record date established therefore by (ii) the Market Price of one Common Share on such record date.

Vesting

RSUs vest upon lapse of the applicable restricted period. For employees, vesting generally occurs in three equal installments on the first three anniversaries of the grant date. For directors, one third of the award may be immediately vesting, with the balance vesting equally over the first two anniversaries of the grant date.

Settlement

At the grant date, the Board shall stipulate whether the RSUs are paid in cash, Common Shares, or a combination of both, in an amount equal to the Market Value of the notional Common Shares represented by the restricted share units in the holders’ account.

D. Deferred Share Units
DSU Terms

A deferred share unit (DSU) is a notional security that entitles the recipient to receive cash or Common Shares upon resignation from the Board (in the case of directors) or at the end of employment (in the case of officers or employees). The terms applicable to DSUs under the Plan (including whether dividend equivalents will be credited to a participant’s DSU account) are determined by the Board at the time of the grant.
Typically, DSUs have been granted (i) as a component of a director’s annual retainer, or (ii) as a component of an officer’s annual incentive grant. The deferral feature strengthens alignment with the long term interests of Shareholders.

Credit to DSU Account

As dividends are declared, additional DSUs may be credited to DSU holders in an amount equal to the greatest whole number which may be obtained by dividing (i) the value of such dividend or distribution on the record date established therefore by (ii) the Market Price of one Common Share on such record date.

Vesting	Deferred share units are fully vested upon grant.
Settlement

DSUs may only be settled after the date on which the holder ceases to be a director, officer or employee of the Company. At the grant date, the Board shall stipulate whether the DSUs are paid in cash, Common Shares, or a combination of both, in an amount equal to the Market Value of the notional Common Shares represented by the deferred share units in the holders’ account.

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E. PSUs, RSUs and DSUs
Circumstances Involving Cessation of Entitlement to Participate	Reasons for Termination	Treatment of Awards
Death

Outstanding awards that were vested on or before the date of death shall be settled as of the date of death. Outstanding awards that were not vested on or before the date of death shall vest and be settled as of the date of death, prorated to reflect (i) in the case of RSUs and DSUs, the actual period between the grant date and date of death, and (ii) in the case of PSUs, the actual period between the commencement of the performance cycle and the date of death, based on the participant’s performance for the applicable performance period(s) up to the date of death.

Subject to the foregoing, any remaining awards shall in all respects terminate as of the date of death.
Disability

In the case of RSUs and DSUs, outstanding awards as of date of disability shall vest and be settled in accordance with their terms. In the case of PSUs, outstanding PSUs as of date of disability shall vest and be settled in accordance with their terms based on the participant’s performance for the applicable performance period(s) up to the date of the disability. Subject to the foregoing, any remaining awards shall in all respects terminate as of the date of disability.

Retirement

Outstanding awards that were vested on or before the date of retirement shall be settled as of the date of retirement. Outstanding awards that would have vested on the next vesting date following the date of retirement shall be settled as of such vesting date. Subject to the foregoing, any remaining awards shall in all respects terminate as of the date of retirement.

	Resignation	Outstanding awards that were vested on or before the date of resignation shall be settled as of the date of resignation, after which time the awards shall in all respects terminate.
Termination without Cause / Constructive Dismissal (No Change in Control)

Outstanding awards that were vested on or before the termination date shall be settled as of the termination date. Outstanding awards that would have vested on the next vesting date following the termination date (in the case of PSUs, prorated to reflect the actual period between the commencement of the performance cycle and the termination date, based on the participant’s performance for the applicable performance period(s) up to the termination date), shall be settled as of such vesting date. Subject to the foregoing, any remaining awards shall in all respects terminate as of the termination date.

	Change in Control	Awards do not vest and become immediately exercisable upon a change in control, unless:
• the successor fails to continue or assume the obligations under the plan or fails to provide for a substitute award, or
• if the award is continued, assumed, or substituted, the participant is terminated without cause (or constructively dismissed) within two years following the change in control.
	Termination with Cause	Outstanding awards (whether vested or unvested) shall automatically terminate on the termination date and be forfeited.

The LTIP is administered by the Human Resources Committee on behalf of the Board. As part of its mandate, the Human Resources Committee may make recommendations with respect to the granting of awards under the LTIP, but final decisions to grant awards under the LTIP are made by the Board.

As at March 19, 2015, stock options, RSUs, PSUs and DSUs representing the right (once vested) to acquire 13,954,175 Common Shares have been awarded and are outstanding under the LTIP, representing 5.50% of the Company’s total issued and outstanding Common Shares.

Excluding the Common Shares set aside for future issuance under the Employee Share Purchase Plan, the maximum number of Common Shares remaining available for future issuance pursuant to awards granted under the LTIP is 3,310,518, representing 1.31% of the total issued and outstanding Common Shares of the Company as of March 19, 2015.

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Legacy Stock Option Plan

Upon the acquisition of Northgate Minerals Corporation on October 26, 2011, the Company converted outstanding Northgate options into AuRico options but they remain subject to the Northgate Converted Option Plan. Details of the Northgate acquisition are available in the Company’s Business Acquisition Report dated January 9, 2012, filed under the Company’s profile at www.sedar.com. There are no options remaining available for future grants under the Northgate Converted Option Plan. As of March 19, 2015, 1,338,308 options are outstanding under the Northgate Converted Option Plan, representing 0.53% of the issued and outstanding Common Shares of the Company.

Other Compensation and Benefits

Employee Share Purchase Plan

The Company has an Employee Share Purchase Plan (ESPP) that was amended, restated and approved by Shareholders at the annual and special meeting held on May 9, 2014 (the “2014 ESPP”). The purpose of the 2014 ESPP is to provide employees and other eligible participants with the opportunity to become an owner in the Company and to invest in the Company’s future by becoming a Shareholder. If approved by Shareholders at the Meeting, the amendments will be made to the 2014 ESPP. For a description of the amendments, see “Part 2: Business of the Meeting – Approval of the Amendments to the 2014 ESPP” in this Circular.

The following is a summary of the 2014 ESPP:

Eligibility	Officers, directors, employees and consultants of the Company and its subsidiaries.
Description

The purpose of the 2014 ESPP is to advance the long-term interests of the Company by providing officers, directors, employees and consultants of the Company and its subsidiaries with the opportunity and incentive to acquire an ownership interest in the Company, promoting a greater alignment of interests between such persons and Shareholders. Participants in the 2014 ESPP are entitled to contribute up to 10% of their annual base salary to the 2014 ESPP. The Company will contribute an amount equal to 75% of a participant’s contribution and the combined contributions will then be used to purchase Common Shares on a quarterly basis.

Types of Awards	Common Shares.
Number of Securities Issued and Issuable

The aggregate number of Common Shares to be reserved and set aside for issue from treasury under the 2014 ESPP shall be 1,250,000, provided that the aggregate number of shares issued pursuant to the 2014 ESPP, together with all other established security-based compensation arrangements of the Company, shall not exceed 6.5% of the issued and outstanding Common Shares at the time the shares are issued (from treasury) (on a non-diluted basis). As of March 19, 2015, 1,561,520 Common Shares have been issued under the 2014 ESPP and its predecessor ESPP. The number of securities remaining available for future issuance under the 2014 ESPP is 600,357. However, if approved by Shareholders, the Amendments to the 2014 ESPP will permit an aggregate 0.2% of the issued and outstanding common shares to be reserved for issuance. For further information, see “Part 2: Business of the Meeting – Approval of the Amendments to the 2014 ESPP” in this Circular.

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Plan Limits	When combined with all of the Company’s other established security-based compensation arrangements, the Amended and Restated ESPP shall not result in:
• a number of Common Shares issued to insiders within a one-year period exceeding 10% of the issued and outstanding Common Shares;
• a number of Common Shares issuable to insiders at any time exceeding 10% of the issued and outstanding Common Shares; or
•

a number of Common Shares (i) issuable to all non-executive directors of the Company exceeding 1% of the issued and outstanding Common Shares at such time, and (ii) issuable to any one non-executive director within a one-year period exceeding an award value of $150,000 per such non-executive director.

Method for Determining the Purchase Price for Securities

In the case of shares issued from the Company’s treasury, the purchase price will be a price per Common Share equal to 100% of the VWAP of the Common Shares for the 5 trading days immediately preceding the end of the reporting quarter (the “Market Price”) in respect of which the shares are issued, as reported by the TSX.

For all other Common Shares purchased in the market, the purchase price will be 100% of the average purchase price of the Common Shares purchased by the Company on behalf of the participants through the TSX or the NYSE, as applicable.

Circumstances Involving Cessation of Entitlement to Participate	Reasons for Termination	Treatment of ESPP shares
Death

The participant’s personal representative will have 30 days to elect to withdraw or sell all of the ESPP shares credited to the participant’s account. If such election is not made, the participant’s ESPP shares will be withdrawn.

Disability

The participant will have 30 days to elect to withdraw or sell all of the ESPP shares credited to the participant’s account. If such election is not made, the participant’s ESPP shares will be withdrawn.

Retirement

The participant will have 30 days to elect to withdraw or sell all of the ESPP shares credited to the participant’s account. If such election is not made, the participant’s ESPP shares will be withdrawn.

Resignation

The participant will have 30 days to elect to withdraw or sell all of the ESPP shares credited to the participant’s account. If such election is not made, the participant’s ESPP shares will be withdrawn.

Termination without Cause / Wrongful Dismissal

The participant will have 30 days to elect to withdraw or sell all of the ESPP shares credited to the participant’s account. If such election is not made, the participant’s ESPP shares will be withdrawn.

Termination with Cause

The participant will have 30 days to elect to withdraw or sell all of the ESPP shares credited to the participant’s account. If such election is not made, the participant’s ESPP shares will be withdrawn.

Assignability

No Common Shares credited to a participant’s account, nor any rights to receive Common Shares under the 2014 ESPP, may be assigned, transferred, charged, pledged or otherwise alienated, in any way by the participant other than by will or the laws of descent and distribution.

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Amending Procedures

Subject to the requirements for Shareholder approval in certain circumstances (as set out below), the Board may amend the 2014 ESPP at any time, provided, however, that no such amendment may materially and adversely affect any ESPP shares previously awarded to a participant without the consent of the participant, except to the extent required by applicable law (including TSX requirements). Without limiting the generality of the foregoing, the Board may make certain amendments to the 2014 ESPP without obtaining the approval of Shareholders including, but not limited to:

	•	Ensuring compliance with applicable laws, regulations or policies, including, but not limited to the rules and policies of any stock exchange on which the Common Shares are listed for trading;
	•	Providing additional protection to Shareholders;
•

Removing conflicts or other inconsistencies which may exist between any terms of the 2014 ESPP and any provisions of any applicable laws, regulations or policies, including, but not limited to the rules and policies of any stock exchange on which the Common Shares are listed for trading;

	•	Curing or correcting any typographical error, ambiguity, defective or inconsistent provision, clerical omission, mistake or manifest error;
	•	Facilitating the administration of the 2014 ESPP;
•

Amending the definitions of the terms used in the 2014 ESPP, the dates on which participants may become eligible to participate in the 2014 ESPP, the minimum and maximum permitted payroll deduction rate, the amount of participants’ contributions and the procedures for making, changing, processing, holding and using such contributions, vesting, the rights of holders of ESPP shares, the rights to sell or withdraw ESPP shares and cash credited to a participant’s account and the procedures for doing the same, the interest payable on cash credited to a participant’s account, the transferability of ESPP shares, contributions or rights under the 2014 ESPP, the adjustments to be made in the event of certain transactions, 2014 ESPP expenses, restrictions on corporate action, or use of funds; or

	•	Making any other change that is not expected to materially adversely affect the interests of the Shareholders.
Notwithstanding the foregoing, Shareholder approval shall be required for the following amendments:
	•	Extending the date on which the shares will be forfeited or terminated in accordance with their terms;
	•	Increasing the fixed maximum number or percentage of Common Shares reserved for issuance under the 2014 ESPP;
	•	Revising the definition of “market price” or the method for determining the “purchase price” of shares that would result in a decrease in the purchase price of shares for the benefit of insiders;
	•	Revising insider participation limits or the non-executive director limits;
	•	Revising the restriction on assignment provision to permit awards to be transferable or assignable other than for estate settlement purposes;
	•	Revising the definition of “eligible person” that may permit the introduction or reintroduction of non-executive directors on a discretionary basis;
	•	Revising the definition of “employer’s contribution” that would result in a change to the employer matching contribution amount; and
	•	Revising the amending provisions.
Financial Assistance	For each participant, the Company will credit an amount equal to 75% of the participant’s contribution every quarter (i.e. the employer’s matching contribution).
Term	Not applicable.
Vesting	Common Shares purchased under the ESPP vest immediately with the participant for whom they were purchased at the time of purchase.

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Credit to ESPP Account	Rights to receive the payments in cash or Common Shares, based on dividends declared on ESPP shares, shall be credited to a participant’s ESPP account in the following forms:
•

Any cash dividends credited to a participant’s ESPP account will be deemed to have been invested in additional Common Shares. The number of Common Shares shall be determined by dividing (i) the value of the dividend on the record date by (ii) the Market Price of the Common Shares on the record date, and such additional shares shall be subject to the same terms and conditions as are applicable in respect of the ESPP shares; and

• If any dividends are paid in shares or other securities, such shares or other securities will be subject to the same vesting and other restrictions applicable in respect of the ESPP shares.
Administrator	The ESPP is administered by the Board of Directors.

Stock Inducement Awards

Several years ago, the Company granted employment inducement options to new officers as inducements to join the Company. Under the TSX Company Manual, such employment inducement options are not subject to Shareholder approval since the number of Common Shares issuable to each recipient of such stock options does not exceed 2% of the Company’s issued and outstanding Common Shares. As of March 19, 2015, 50,000 employment inducement options are outstanding, representing 0.02% of the total issued and outstanding Common Shares of the Company. Since 2009, all share-based inducement awards have been made under shareholder approved long-term incentive plans.

Pension Plan Benefits

No pension, retirement, or deferred compensation plans, including defined contribution plans, have been instituted by the Company and none are proposed at this time.

Equity Compensation Plan Information

The following table summarizes aggregated information regarding AuRico’s outstanding equity compensation plans as of December 31, 2014:

Plan Category	Securities to be Issued Upon Exercise of Outstanding Options and Rights (#) (a)	Weighted Ave. Exercise Price of Outstanding Options and Rights ($) (b)	Securities Available for Future Issuance Under Equity Compensation Plans (Excl. Securities Reflected in Column (a)) (#) (c)
Equity compensation plans approved by Shareholders:
Long-Term Incentive Plan
Stock Option Plan	12,076,825	$6.21
Deferred Share Unit Plan	253,210	N/A
Restricted Share Unit Plan	636,769	N/A
Performance Share Unit Plan	625,223	N/A
	13,592,027	-	1,837,415
Northgate Converted Stock Option Plan	1,646,860	$7.62	N/A
Employee Share Purchase Plan(2)	N/A	N/A	797,719
Equity compensation plans not approved by Shareholders:
Employment Inducement Options(3)	50,000	$6.57	Nil
Total	15,288,887	-	2,635,134
Notes:
(1)

The aggregate number of Common Shares to be reserved and set aside for issue upon the exercise or redemption and settlement for all awards granted under the Long-Term Incentive Plan, together with all other established security-based compensation arrangements of the Company, shall not exceed 6.5% of the issued and outstanding Common Shares at the time of the granting of the award (on a non-diluted basis).

(2)

The maximum number of Common Shares that may be issued under the 2014 ESPP is 1,250,000 Common Shares. If the amendments are approved by Shareholders, the maximum number of Common Shares that may be reserved for issuance under the 2014 ESPP will be equal to 0.2% of the issued and outstanding Common Shares, which is equal to 506,977 Common Shares as of the date of this Circular. The aggregate number of Common Shares reserved and set aside for issue (from treasury) under the 2014 ESPP, together with all other established security-based compensation arrangements of the Company, shall not exceed 6.5% of the issued and outstanding Common Shares at the time of the issuance of a Common Share under the 2014 ESPP.

(3)

Under the TSX Company Manual, stock options granted as inducements to new executive officers to join the Company are not subject to Shareholder approval since the number of Common Shares of the Company issuable to each recipient of such stock options does not exceed 2% of the Company’s issued and outstanding Common Shares. Since 2009, all share-based inducement awards have been made under Shareholder approved long-term incentive plans.

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Termination and Change of Control Benefits

The President and CEO and each executive officer have employment agreements that include provisions covering position, term, duties, employee obligations, compensation (including base salary, bonus, and long term incentive), other benefits, vacation, and provisions covering termination for cause, without cause and in the event of a change in control. In addition, the incentive plans summarize the treatment of equity awards upon resignation, termination with cause and retirement.

Change of control agreements are critical to protecting the interests of AuRico Shareholders. The potential for a change of control can create uncertainty for employees that may result in retention issues or distraction during a critical period. The agreements are reviewed from time to time to make sure they continue to meet reasonable market standards.

For purposes of these arrangements, a change of corporate control is defined as an acquisition by a third party of at least 50% of the voting shares of AuRico, whether by take-over bid, plan of arrangement, business combination or otherwise.

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The following table summarizes the material terms and conditions that apply in most circumstances under current long term incentive plans in the event of the noted separation events.

Compensation Element	Separation Event
	Resignation	Termination with Cause	Retirement	Termination without Cause	Change of Control
Salary	Payments cease	Payments cease	Payments cease	30 months - CEO 24 months - EVPs 18 months - SVPs	30 months - CEO 24 months - EVPs 18 months - SVPs
Annual Incentive Bonus	None	None	Pro rate to retirement date	30 months - CEO 24 months - EVPs 18 months - SVPs	30 months - CEO 24 months - EVPs 18 months - SVPs
Stock Options	Unvested options forfeited; 90 day exercise period for vested	Vested and unvested options forfeited	Continue to vest in accordance with terms of the option; expire on scheduled expiry date	Continue to vest in accordance with terms of the option; expire on earlier of scheduled expiry or one year	All outstanding deemed to be immediately vested and exercisable
DSUs, RSUs, PSUs	Vested units may be settled; all other units forfeited	Vested and unvested units forfeited	Vested units and units vesting on next vesting date may be settled; all other units forfeited	Vested units and units vesting on next vesting date may be settled; all other units forfeited	All outstanding deemed to be immediately vested and exercisable

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The following table shows the estimated NEO compensation upon a termination without cause or change of control, assuming the event occurred on December 31, 2014.

Incremental Payments on Termination or Change of Control

Name	Estimated Payment in lieu of Salary ($)	Estimated Payment in lieu of Bonus ($)	Estimated Payment in lieu of Other Compensation ($)	Value of Unvested Share- Based Awards(4) ($)	Value of Unvested Option-Based Awards(5) ($)	Total Estimated Payment on Termination or Change of Control ($)
Scott Perry(1) President and Chief Executive Officer	$1,500,000	$1,237,917	$Nil	$1,278,492	$Nil	$4,016,409
Rob Chausse(2) Executive Vice President and Chief Financial Officer	$730,000	$686,200	$Nil	$454,299	$Nil	$1,870,499
Peter MacPhail(2) Executive Vice President and Chief Operating Officer	$730,000	$686,200	$Nil	$595,591	$Nil	$2,011,791
Chris Bostwick(3) Senior Vice President, Technical Services	$453,450	$262,558	$Nil	$94,126	$Nil	$810,134
Luis Chavez(3) Senior Vice President, Mexico	$420,401	$233,294	$Nil	$Nil	$Nil	$653,695
Notes:
(1)

Mr. Perry’s employment contract provides that if he is terminated without cause or subject to a change of control, he is entitled to 30 months base salary and 30 months annual average historical cash bonus for the preceding 30 months.

(2)

Messrs. Chausse and MacPhail’s employment contracts provide that if they are terminated without cause or subject to a change of control, they are entitled to 24 months base salary and 24 months of annual average historical cash bonus for the preceding 24 months. However, if they have not completed two years of service, they shall be deemed to have received the maximum bonus entitlement for the preceding two years.

(3)

Messrs. Bostwick and Chavez’s employment contracts provide that if they are terminated without cause or subject to a change of control, they are entitled to 18 months base salary and 18 months annual average historical cash bonus for the preceding 2 years. Mr. Chavez’s salary in 2014 was paid in USD and amounts in the above table have been converted to CAD using the average currency exchange rate of USD$1 = CAD$1.1045 for the 2014 year, as quoted by the Bank of Canada.

(4)

Assumes that all RSUs and PSUs are vested upon termination or change of control. Calculated as the Common Share price on the TSX on December 31, 2014 (the last trading day of 2014) of $3.85 multiplied by the number of RSUs and PSUs that could vest upon termination or a change of control.

(5)

Assumes that all options are vested upon termination or change of control. Calculated as the Common Share price on the TSX on December 31, 2014 (the last trading day of 2014) of $3.85, less the exercise price, multiplied by the number of in- the-money stock options that could vest upon termination or a change of control.

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PART 6: OTHER INFORMATION

Indebtedness of Directors and Executive Officers

As of March 19, 2015, no director, officer or employee of the Company or any of their respective associates, has been indebted, or is presently indebted, to the Company or any of its subsidiaries.

Interest of Informed Persons in Material Transactions

To the knowledge of Management of the Company, no director or officer of the Company, no person who beneficially owns, controls or directs, directly or indirectly, Common Shares carrying 10% or more of the voting rights attached to all outstanding Common Shares (each of the foregoing being an “Informed Person”), no director or officer of an entity that is itself an Informed Person or a subsidiary of the Company, no proposed director of the Company, and no associate or affiliate of the foregoing has any material interest, direct or indirect, in any transaction since the beginning of the Company’s last completed financial year or in any proposed transaction which, in either case, has materially affected or would materially affect the Company or any of its subsidiaries.

Management Contracts

The management functions of the Company and its subsidiaries are not performed to any substantial degree by any person or company other than the directors and officers of the Company or its subsidiaries.

Other Matters

Management knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

Additional Information

Additional information relating to the Company can be found on the Company’s website at www.auricogold.com, on SEDAR at www.sedar.com and on the SEC website at www.sec.gov. Financial information regarding the Company is included in the Company’s 2014 Annual Report which includes the audited consolidated financial statements and MD&A the year ended December 31, 2014 and the accompanying auditors’ report. Copies of the Annual Report, as well as additional copies of this Circular, may be obtained from the Company’s website or upon request from the Company at 110 Yonge Street, Suite 1601, Toronto, Ontario, M5C 1T4, Canada.

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Approval of Directors

The contents and the sending of this Circular have been approved by the Board of Directors of the Company.

DATED at Toronto, Ontario, this 19th day of March, 2015.

Alan R. Edwards
Chairman of the Board

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APPENDIX A:
BOARD MANDATE

The Board of Directors of AuRico Gold Inc. (the “Company) is responsible for the stewardship of the business and affairs of the Company. The Board seeks to discharge this responsibility by reviewing, discussing and approving the Company’s strategic plans, annual budgets and significant decisions and transactions as well as by overseeing the senior officers of the Company in their management of its day-to-day business and affairs. The Board’s primary role is to oversee corporate performance and assure itself of the quality, integrity, depth and continuity of management so that the Company is able to successfully execute its strategic plans and complete its corporate objectives.

It is the Board’s expectation that it will, as part of its oversight function, annually visit at least one of the mining operations in which the Company holds an interest and meet with its management and employees.

The Board delegates to the senior officers the responsibility for managing the day-to-day business of the Company. The Board discharges its responsibilities to oversee management directly and through the Audit Committee, the Nominating & Corporate Governance Committee, the Human Resources Committee and the Technical & Sustainability Committee. In addition to these standing Committees, the Board may appoint ad hoc committees periodically to address issues of a more short-term nature. At all times, the Board will retain its oversight function and ultimate responsibility for matters that the Board may delegate to Board Committees.

To fulfill its responsibilities and duties, the Board among other things shall be responsible for the following:

OVERSIGHT OF MANAGEMENT

  Approving the appointment of the Chief Executive Officer and the other officers of the Company. The Board, through the Human Resources Committee, is also responsible for approving the annual compensation of the Chief Executive Officer and the other officers of the Company.

  Through the Human Resources Committee, ensuring that management succession planning programs are in place, including programs to recruit management with the highest standards of integrity and competence and train, develop and retain them.

  Through the Human Resources Committee, establishing and updating the Company’s executive compensation policy and ensuring that such policy aligns management’s interests with those of the Shareholders.

  Reviewing and approving transactions that are in excess of specified limits set out in the Company’s Authorization Policy.

  Developing and approving position descriptions for each of the Chairman of the Board and the CEO, and measuring the performance of those acting in such capacities against such position descriptions.

  Promoting a culture of integrity throughout the Company consistent with the Code of Conduct,

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taking appropriate steps, to the extent feasible, to satisfy itself as to the integrity of the CEO and other executive officers of the Company, and that the CEO and other executive officers create a culture of integrity throughout the Company.

BUSINESS STRATEGY

  Adopting a strategic planning process pursuant to which management develops and proposes, and the Board reviews and approves, significant corporate strategies and objectives, taking into account the opportunities and risks of the business. This will include the review and approval of management’s proposed annual budget and operational plan, and the monitoring of the Company’s performance against both strategic objectives and the annual budget.

  Reviewing and approving the Company’s annual and short-term corporate objectives developed by management.

  Reviewing and approving all major acquisitions, dispositions and investments and all significant financings and other significant matters outside the ordinary course of the Company’s business.

  Providing input to management on emerging trends and issues that may affect the business of the Company, its strategic plan or its annual budget.

FINANCIAL AND RISK MATTERS

  Reviewing and approving the Company’s annual budget presented by management.

  Reviewing and approving the Company’s annual audited financial statements and unaudited interim financial statements and the notes for each, as well as the annual and interim Management’s Discussion and Analysis, the Annual Information Form, Management Proxy Circular, and other public offering documents.

  Overseeing, directly and through the Audit Committee, the processes implemented to ensure that the financial performance and results of the Company are reported fairly, accurately and in a timely manner in accordance with generally accepted accounting standards and in compliance with legal and regulatory requirements.

  Overseeing, directly and through the Audit Committee, the process implemented to ensure integrity of the Company’s internal control and management information systems.

  Overseeing the processes by which the principal risks of the Company are identified, assessed and managed and ensuring that appropriate risk management systems are implemented and maintained with a view to achieving a proper balance between risks incurred and the creation of long-term sustainable value to Shareholders.

  Overseeing the work of management’s Mineral Reserve and Resource Committee.

STAKEHOLDER COMMUNICATION

  Approving and reviewing the Company’s Disclosure Policy and any other policies that address communications with Shareholders, employees, financial analysts, governments and regulatory authorities, the media and the communities in which the business of the Company and its wholly- owned subsidiaries is conducted.

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  Monitor the effectiveness of the Company’s continuous disclosure program with a view to satisfying itself that material information is disseminated in a timely fashion.

  Adopt a process to enable Shareholders to communicate directly with the Board.

SUSTAINABILITY

  Monitor the effectiveness of the Company’s sustainability practices with a view to satisfying itself that the Company’s actions are consistent with the goal of zero harm to people, the environment and our host communities. This commitment means the Company will strive to act consistently in all of its operations in relation to health and safety, the environment, community relations and social development.

CORPORATE GOVERNANCE

  Overseeing the development of the Company’s approach to corporate governance, including maintaining Corporate Governance Guidelines that set out the expectations of directors, including basic duties and responsibilities with respect to matters such as attendance at Board meetings and advance review of meeting materials.

  Taking appropriate steps to remain informed about the Board’s duties and responsibilities and about the business and operations of the Company.

  Ensuring that the Board receives from officers the information and input required to enable the Board to effectively perform its duties.

  Overseeing, through the Nominating & Corporate Governance Committee and the Chairman of the Board, the review of the effectiveness of the Board, its Committees and individual directors on an annual basis.

BOARD ORGANIZATION

  Establishing Committees of the Board and delegating certain Board responsibilities to these committees, consistent with the Company’s Corporate Governance Guidelines.

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Proxy Solicitation Agent:

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